SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181

05011641

SUPPL

Date : 30 SEP 2005

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7, Washington D.C. 20549
United States of America

Dear sir

Re : Shun Tak Holdings Limited
Exemption No. 082-03357

We, Shun Tak Holdings Limited, a company incorporated in Hong Kong, are furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Documents : I. Press announcement dated 13 September 2005 for the interim results for the six months ended 30 June 2005

II. Interim Report for the six months ended 30 June 2005

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Thank you for your kind attention.

Yours truly
For ~~and on~~ behalf of
Shun Tak Holdings Limited

Daisy Ho
Director

dw 10/5

c.c. Ms. Kammy Yuen
The Bank of New York, Hong Kong Branch, New Henry House, 6/F., 10 Ice House Street, Hong Kong

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

2005 Interim Results Announcement

GROUP RESULTS

The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2005 amounted to HK$210.7 million, a decrease of 2.3% as compared with the profit of HK$215.6 million, as restated for the corresponding period last year. Basic earnings per share were 10.1 HK cents *(2004: 10.9 HK cents, as restated)*.

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 2.5 HK cents per share (2004: 4.5 HK cents) in respect of the six months ended 30 June 2005, payable on 14 October 2005 to shareholders on record as at 7 October 2005.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June

	Note	(Unaudited) 2005 (HK$'000)	(Unaudited and restated) 2004 (HK$'000)
Turnover	3	1,345,954	2,241,040
Other revenues		53,484	37,374
Other income	4	9,762	58,370
		1,409,200	2,336,784
Cost of inventories sold or consumed		(436,716)	(1,266,841)
Staff costs		(262,145)	(274,758)
Depreciation and amortisation		(66,118)	(80,473)
Other costs		(363,760)	(305,833)
Fair value changes on investment properties		106,576	—
Operating profit	3, 5	387,037	408,879
Finance costs	6	(11,432)	(13,858)
Impairment loss on goodwill of subsidiaries		—	(25,574)
Share of results of associates		16,737	11,151
Share of results of jointly controlled entities		2,856	(1,023)
Profit before taxation		395,198	379,575
Taxation	7	(46,579)	(36,984)
Profit after taxation		348,619	342,591
Attributable to:			
Equity holders of the Company		210,700	215,580
Minority interests		137,919	127,011
Profit after taxation		348,619	342,591
Interim dividend		52,126	90,735
Earnings per share (HK cents)	8		
— basic		10.1	10.9
— diluted		9.7	10.7
Interim dividend per share (HK cents)		2.5	4.5

CONDENSED CONSOLIDATED BALANCE SHEET

	(Unaudited) 30 June 2005 (HK$'000)	(Audited and restated) 31 December 2004 (HK$'000)
Non-current assets		
Properties, plant and equipment	932,887	924,367
Investment properties	2,863,246	2,756,359
Leasehold land	594,998	601,782
Associates	446,839	359,314
Joint ventures	53,127	45,861
Investments	—	914,584
Available-for-sale investments	888,242	—
Mortgage loans receivable	717,473	973,563
Deferred tax assets	3,444	2,725
Other non-current assets	28,330	—

The adoption of HKAS 1 has also affected the shares of results of associates and jointly controlled entities to reflect their net after-tax results and other disclosures. Shares of results of associates and jointly controlled entities were decreased by HK$2,237,000 and HK$880,000 (2004: HK$3,196,000 and HK$1,293,000) respectively, whereas taxation was decreased by HK$3,117,000 (2004: HK$4,489,000).

b) The adoption of HKAS 16 and HK-Int 2 has resulted in a change in the accounting policy of hotel properties. *In prior years*, no depreciation was provided on hotel properties owned by the Group's associates, and share of results and net assets of associates were stated on this basis.

Following the adoption of HKAS 16 and HK-Int 2, hotel properties owned by the Group's associates are stated at cost less accumulated depreciation and any accumulated impairment losses, and share of results and net assets of associates are stated on this new basis. This change in accounting policy has been applied retrospectively. Share of results of associates was decreased by HK$7,562,000 (2004: HK$5,980,000).

c) The adoption of HKAS 17 has resulted in a change in accounting policy of leasehold land. In prior years, leasehold land and buildings were included in fixed assets and stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. No depreciation was provided on leasehold land and buildings not yet put to effective use.

Following the adoption of HKAS 17, leasehold land and buildings are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land and the building elements at the inception of the lease. Leasehold land is stated at cost and amortised over the period of the lease on a straight line basis, whereas leasehold buildings are stated at cost less accumulated depreciation and any accumulated impairment losses. This change in accounting policy has been applied retrospectively, with a corresponding adjustment to retained profits and capital reserve as appropriate. Amortisation of land lease premium was increased by HK$4,948,000 (2004: HK$4,948,000).

d) The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy of financial instruments.

(i) Investments in debt and equity securities

In prior years, investments in debt and equity securities were classified as investment securities and other investments, which were stated at cost less any accumulated impairment losses and at fair value respectively. Any impairment losses on investment securities and changes in fair value of other *investments were recognised* in the profit and loss account.

Following the adoption of HKAS 39, non-trading investments classified as available-for-sale investments are stated at *fair value, changes in which are* recognised in equity. An exception is investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. They are measured at cost less any accumulated impairment losses. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, investment securities, other investments and liquid funds at 31 December 2004 were redesignated as available-for-sale investments and measured at fair value or cost less any accumulated impairment losses as appropriate, with a corresponding adjustment to retained profits. Other costs *were decreased by* HK$2,385,000 (2004: nil).

(ii) Derivative financial instruments (DFIs)

In prior years, DFIs entered into by *management to hedge commodity price* risk were recognised on a cash basis. Following the adoption of HKAS 39, DFIs are stated at fair value. Changes in fair value of non-hedging DFIs are recognised in the profit and loss account. Changes in fair value of DFIs held as hedging instruments in a cash *flow hedge are recognised* in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of DFIs is recognised in the profit and loss account. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, DFIs held as hedging instruments were recognised *and measured at fair value*, with a corresponding adjustment to equity. At 30 June 2005, DFIs were increased by HK$25,662,000 and HK$117,000 (at 1 January 2005: HK$490,000 and HK$5,065,000) shown within assets and liabilities respectively.

e) The adoption of HKAS 40 has resulted in a change in accounting policy of investment properties. In prior years, changes in fair value of investment properties are dealt with as movements in investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a *portfolio basis, the excess* of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Following the adoption of HKAS 40, any changes in fair value of investment properties are dealt with in the *profit and loss account. The Group* has applied the relevant transitional provisions and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to retained profits. Fair value changes on investment properties were increased by HK$106,576,000 (2004: nil).

f) The adoption of HKFRS 2 has resulted in a change in accounting policy of employee share options. In prior years, options granted to directors and employees over the Company's shares did not result in a *charge to the* profit and loss account. The financial effects of share options were recognised only when they were exercised.

Following the adoption of HKFRS 2, the fair value of share options at grant date is amortised over the relevant vesting periods to the profit and loss account. In accordance with the transitional provisions, HKFRS 2 is *applied to (i) share options granted after* 7 November 2002 and not yet vested at 1 January 2005 and (ii) share options granted on or after 1 January 2005. No share options granted by the Company fell into these categories up to the balance sheet date.

g) The adoption of HKFRS 3 has resulted in a change in accounting policy of goodwill.

(i) Goodwill

In prior years, goodwill arising from business combinations before 1 January 2001 was held in reserves, and goodwill arising from business combinations on or after 1 January 2001 was capitalised and stated at cost less accumulated amortisation and any accumulated impairment losses.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously held in reserves has been transferred to retained profits on 1 January 2005, and will not be recognised as profit or loss when the Group disposes of *all or part of the business to which that goodwill* relates or when a cash-generating unit to which the goodwill relates becomes impaired. In addition, the accumulated [illegible] impairment losses of goodwill previously capitalised has been eliminated against the

k) The financial effects of the above changes in accounting policies on the condensed consolidated balance sheet are as follows:

	Effect of adopting new HKFRSs							
	HKAS 1# & HKAS 27# *Note 2(a)*	HKAS 16# & HK-Int 2# *Note 2(b)*	HKAS 17# *Note 2(c)*	HKAS 32# & HKAS 39^ *Note 2(d)*	HKAS 40^ *Note 2(e)*	HKFRS 3^ *Note 2(g)*	HK(SIC)-Int 21#* *Note 2(h)*	Total
At 30 June 2005								
Increase/(decrease) in net assets (HK$'000)								
Properties, plant and equipment	(2,863,246)	—	(711,851)	—	—	—	—	(3,575,097)
Investment properties	2,863,246	—	—	—	—	—	—	2,863,246
Leasehold land	—	—	608,563	—	—	—	—	608,563
Associates	—	(273,541)	—	—	—	74,524	—	(199,017)
Investments	—	—	—	(970,960)	—	—	—	(970,960)
Available-for-sale investments	—	—	—	942,585	—	—	—	942,585
Deferred tax assets	—	—	—	—	—	—	(570)	(570)
Other non-current assets	—	—	—	28,330	—	—	—	28,330
Derivative financial instruments	—	—	—	25,545	—	—	—	25,545
Minority interests and loans	3,147,827	—	—	—	—	—	—	3,147,827
Loans from minority shareholders	(1,330,183)	—	—	—	—	—	—	(1,330,183)
Deferred tax liabilities	—	—	—	(816)	—	—	(70,124)	(70,940)
	1,817,644	(273,541)	(103,288)	24,684	—	74,524	(70,694)	1,469,329
Increase/(decrease) in *total equity* (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	(44,143)
Investment property *revaluation reserve*	—	—	—	—	(266,878)	—	—	(266,878)
Investment revaluation reserve	—	—	—	(2,967)	—	—	—	(2,967)
Hedging reserve	—	—	—	10,584	—	—	—	10,584
Other reserves	—	—	—	—	—	21	(17)	4
Retained profits	—	(273,541)	(24,271)	2,805	266,878	46,921	(48,111)	(29,319)
Minority interests	1,817,644	—	(7,292)	14,262	—	—	(22,566)	1,802,048
	1,817,644	(273,541)	(103,288)	24,684	—	74,524	(70,694)	1,469,329
At 1 January 2005/31 December 2004								
Increase/(decrease) in net assets (HK$'000)								
Properties, plant and equipment	(2,756,359)	—	(713,687)	—	—	—	—	(3,470,046)
Investment properties	2,756,359	—	—	—	—	—	—	2,756,359
Leasehold land	—	—	615,347	—	—	—	—	615,347
Associates	—	(265,979)	—	—	—	74,524	—	(191,455)
Investments	—	—	—	(992,241)	—	—	—	(992,241)
Available-for-sale investments	—	—	—	964,331	—	—	—	964,331
Deferred tax assets	—	—	—	801	—	—	(570)	231
Other non-current assets	—	—	—	28,330	—	—	—	28,330
Derivative financial instruments	—	—	—	(4,575)	—	—	—	(4,575)
Minority interests and loans	3,247,837	—	—	—	—	—	—	3,247,837
Loans from minority shareholders	(1,576,084)	—	—	—	—	—	—	(1,576,084)
Deferred tax liabilities	—	—	—	—	—	—	(47,433)	(47,433)
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	—	—	(71,725)	—	—	27,582	—	(44,143)
Investment property revaluation reserve	—	—	—	—	(194,602)	—	—	(194,602)
Hedging reserve	—	—	—	(1,608)	—	—	—	(1,608)
Other reserves	—	—	—	—	—	21	(17)	4
Retained profits	—	(265,979)	(20,365)	420	194,602	46,921	(32,350)	(76,751)
Minority interests	1,671,753	—	(6,250)	(2,166)	—	—	(15,636)	1,647,701
	1,671,753	(265,979)	(98,340)	(3,354)	—	74,524	(48,003)	1,330,601

adjustments which take effect retrospectively

^ adjustments which take effect prospectively from 1 January 2005

* At 31 December 2004, investment property revaluation reserve was reduced by HK$11,181,000 upon the adoption of HK(SIC)-Int 21 and transferred to retained profits at 1 January 2005 upon the adoption of HKAS 40.

Note 3 **Segment information**

Business segments

Investment

	6,528,586	6,578,555
Current assets		
Leasehold land	13,565	13,565
Properties under development	918,342	909,521
Inventories	255,792	451,201
Sale proceeds of properties held by stakeholders	2	8,740
Trade & other debtors, deposits and prepayments	342,541	228,215
Investments	—	77,657
Available-for-sale investments	54,343	—
Derivative financial instruments	25,662	—
Taxation recoverable	498	685
Time deposits	3,636,319	3,482,268
Cash and bank balances	211,979	390,393
	5,459,043	5,562,245
Current liabilities		
Bank and other borrowings	588,209	784,329
Trade & other creditors, deposits and accrued charges	477,540	527,815
Provision for employee benefits	27,767	27,940
Derivative financial instruments	727	—
Taxation payable	98,321	73,492
	1,192,564	1,413,576
Net current assets	4,266,479	4,148,669
Total assets less current liabilities	10,795,065	10,727,224
Non-current liabilities		
Bank and other borrowings	465,336	500,423
Loans from minority shareholders	1,330,183	1,576,084
Deferred tax liabilities	148,677	125,496
	1,944,196	2,202,003
Net assets	8,850,869	8,525,221
Equity		
Share capital	521,257	520,007
Reserves	6,475,438	6,220,145
Proposed dividends	52,126	135,202
Equity attributable to equity holders of the Company	7,048,821	6,875,354
Minority interests	1,802,048	1,649,867
Total equity	8,850,869	8,525,221

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1 Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in compliance with Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA).

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described in note 2 below.

Note 2 Impact of new Hong Kong Financial Reporting Standards

The HKICPA has issued a number of new Hong Kong Financial Reporting Standards (HKFRSs, which also include HKASs and Interpretations) which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the following HKFRSs issued up to 30 June 2005 which are pertinent to its operations and relevant to these interim financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties

The major changes in accounting policies upon the adoption of these HKFRSs and the application of the relevant transitional provisions are summarised as follows:

a) The adoption of HKAS 1 and HKAS 27 has resulted in a change in the presentation of minority interests, which are now shown within equity. On the face of the consolidated profit and loss account, minority interests are presented as an allocation of the total profit or loss for the period.

cash-generating unit to which the goodwill relates becomes impaired. In addition, the accumulated amortisation and impairment losses of goodwill previously capitalised has been eliminated against the related carrying amount on 1 January 2005. From 1 January 2005 onwards, goodwill arising from business combinations is not amortised, and is tested for impairment at least annually. At 30 June 2005 and 1 January 2005, associates were decreased by HK$16,348,000, capital reserve was increased by HK$34,121,000 and retained profits were decreased by HK$50,469,000.

(ii) Excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

In prior years, negative goodwill arising from business combinations before 1 January 2001 was held in reserves, and negative goodwill arising from business combinations on or after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted.

The Group has applied the relevant transitional provisions in HKFRS 3, and derecognised all negative goodwill, with a corresponding increase in retained profits. From 1 January 2005 onwards, negative goodwill arising from business combinations is recognised immediately in the profit and loss account. At 30 June 2005 and 1 January 2005, associates were increased by HK$90,872,000, capital reserve was decreased by HK$6,539,000, legal reserve was increased by HK$21,000 and retained profits were increased by HK$97,390,000.

h) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy of deferred tax related to investment properties. In prior years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20).

Following the adoption of HK(SIC)-Int 21, which removes the presumption that the carrying amount of investment properties is to be recovered through sale, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-Int 21, this change in accounting policy has been applied retrospectively. Taxation was increased by HK$22,691,000 (2004: HK$2,602,000).

i) The adoption of HK-Int 3 has resulted in a change in accounting policy in recognition of revenue on pre-completion contracts for the sale of properties under development. In prior years, revenue on pre-completion contracts for the sale of properties under development was recognised under the percentage of completion method when construction had progressed beyond the preliminary stages, the percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis was limited to the amount of sale proceeds received.

Following the adoption of HK-Int 3, revenue on pre-completion contracts for the sale of properties under development is only recognised upon completion of the development. Sales deposits or instalments received and receivable from purchasers in respect of those contracts before completion of the development are included in liabilities. The new accounting policy will be applied to contracts entered into on or after 1 January 2005. This change in accounting policy had no financial effect for the period ended 30 June 2005.

j) The financial effects of the above changes in accounting policies on the condensed consolidated profit and loss account are as follows:

	Effect of adopting new HKFRSs						
	HKAS 1#	HKAS 16# & HK-Int 2#	HKAS 17#	HKAS 32# & HKAS 39^	HKAS 40^	HK(SIC)-Int 21#	Total
	Note 2(a)	Note 2(b)	Note 2(c)	Note 2(d)	Note 2(e)	Note 2(h)	
For the six months ended 30 June 2005							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of land lease premium	—	—	(4,948)	—	—	—	(4,948)
Other costs	—	—	—	2,385	—	—	2,385
Fair value changes on investment properties	—	—	—	—	106,576	—	106,576
Share of results of associates	(2,237)	(7,562)	—	—	—	—	(9,799)
Share of results of jointly controlled entities	(880)	—	—	—	—	—	(880)
Taxation	3,117	—	—	—	—	(22,691)	(19,574)
	—	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
Attributable to (HK$'000)							
Equity holders of the Company	—	(7,562)	(3,906)	2,385	72,276	(15,761)	47,432
Minority interests	—	—	(1,042)	—	34,300	(6,930)	26,328
	—	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
Increase/(decrease) in earnings per share (HK cents)							
— basic	—	(0.4)	(0.2)	0.1	3.5	(0.7)	2.3
— diluted	—	(0.3)	(0.2)	0.1	3.3	(0.7)	2.2
For the six months ended 30 June 2004							
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of land lease premium	—	—	(4,948)	—	—	—	(4,948)
Share of results of associates	(3,196)	(5,980)	—	—	—	—	(9,176)
Share of results of jointly controlled entities	(1,293)	—	—	—	—	—	(1,293)
Taxation	4,489	—	—	—	—	(2,602)	1,887
	—	(5,980)	(4,948)	—	—	(2,602)	(13,530)
Attributable to (HK$'000)							
Equity holders of the Company	—	(5,980)	(3,906)	—	—	(1,561)	(11,447)
Minority interests	—	—	(1,042)	—	—	(1,041)	(2,083)
	—	(5,980)	(4,948)	—	—	(2,602)	(13,530)
Decrease in earnings per share (HK cents)							
— basic	—	(0.3)	(0.2)	—	—	(0.1)	(0.6)
— diluted	—	(0.3)	(0.2)	—	—	(0.1)	(0.6)

\# adjustments which take effect retrospectively
^ adjustments which take effect prospectively from 1 January 2005

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
For the six months ended 30 June 2005						
Turnover and revenue						
External turnover	790,172	356,030	105,003	94,749	—	1,345,954
Inter-segment turnover	19,363	832	13,735	—	(33,930)	—
Other revenues	18,840	832	224	3,796	—	23,692
	828,375	357,694	118,962	98,545	(33,930)	1,369,646
Segment results	91,702	91,614	14,024	91,257	—	288,597
Fair value changes on investment properties	—	106,576	—	—	—	106,576
Unallocated net expenses						(8,136)
Operating profit						387,037
For the six months ended 30 June 2004 (restated)						
Turnover and revenue						
External turnover	739,338	1,436,352	64,976	374	—	2,241,040
Inter-segment turnover	4,070	782	—	—	(4,852)	—
Other revenues	11,037	11,346	201	11,924	—	34,508
	754,445	1,448,480	65,177	12,298	(4,852)	2,275,548
Segment results	95,665	334,055	2,076	6,785	—	438,581
Unallocated net expenses						(29,702)
Operating profit						408,879

Geographical segments

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
For the six months ended 30 June				
Turnover and revenue				
2005	830,847	471,243	67,556	1,369,646
2004	1,870,190	347,297	58,061	2,275,548

Note 4 Other Income

Other income in 2004 includes HK$49,013,000 being interest and redemption premium on convertible guaranteed bonds written back following their conversion.

Note 5 Operating profit

For the six months ended 30 June

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
After crediting:		
Interest income	36,969	7,139
Rental income from investment properties	63,572	57,479
Dividend income from listed investments	1,006	—
Dividend income from unlisted investments	93,630	146
After charging:		
Cost of inventories		
— properties	206,034	1,102,262
— others	230,682	164,579
	436,716	1,266,841

Note 6 Finance costs

For the six months ended 30 June

	2005 (HK$'000)	2004 (HK$'000)
Total finance costs incurred	11,466	14,867
Less: Amount capitalised in properties under development	(34)	(1,009)
Total finance costs expensed during the period	11,432	13,858

Note 7 Taxation

For the six months ended 30 June

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	21,290	16,130
Overseas tax	3,643	8,640
Deferred tax	21,646	12,214
	46,579	36,984

Hong Kong profits tax is provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

The Group's shares of taxation of associates and jointly controlled entities were HK$3,553,000 (2004: HK$2,930,000, as restated) and HK$880,000 (2004: HK$1,293,000) respectively.

Note 8 Earnings per share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$210,700,000 (2004: HK$215,580,000, as restated) and the weighted average number of 2,080,854,969 shares (2004: 1,982,465,522 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$210,700,000 (2004: HK$222,687,000, as restated) and the weighted average number of 2,166,616,091 shares (2004: 2,088,257,842 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Transportation

During the first half of the year, the Group's transportation division achieved an operating profit of HK$92 million (2004: HK$ 96 million). The total passenger volume of the division grew by 8% to over 5 million as compared to the same period in 2004. This favorable contribution from increased passenger volume was offset, however, by the continuing significant increase in fuel price which has risen nearly 50% as compared to the first half of 2004.

On the division's popular Hong Kong-Macau route, passenger volume increased by 6% over the comparable period last year to more than 4.6 million people. The division continues to maintain its market leadership on this route.

The transportation division's TurboJET Sea Express Service, which links the Hong Kong International Airport with Shenzhen and Macau, has been popular among travelers since its opening in September 2003. The service recorded an encouraging 115% increase in passenger volume as compared to the first half of 2004.

With the increasing flow of passengers traveling directly between the People's Republic of China (PRC) and Macau, the division also recorded satisfactory growth in its Macau-Shenzhen route. The division anticipates that passenger traffic on this route will continue to increase as the economic ties between Macau and Shenzhen deepen.

The transportation division will continue its effort to mitigate the effect of rising fuel price through implementation of prudent cost-control measures. The division will also closely monitor its fleet size and seating capacity so as to meet passenger demand while optimizing its fleet deployment strategy.

Hospitality

The hospitality division continues to benefit from the dynamic growth in Macau's economy and the increasing number of travelers there. The liberalization of travel restrictions on individual travelers from the PRC has resulted in an increased number of visitors to Macau, an active trend which is expected to continue. Total visitor arrivals in Macau in the first six months of 2005 rose by 15% to approximately 9 million over the corresponding period last year. As a result, the operating profit of the division increased by HK$12 million to HK$14 million for the first half of 2005.

During the first half of 2005, dividend income of HK$93 million was recognized in respect of the Group's strategic interest in Sociedade de Turismo e Diversões de Macau S.A..

The Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported revenue growth for the first half of 2005 compared to the corresponding prior period. As a result of the growing demand from business travelers, Mandarin recorded an increase in average room rate of approximately 33% compared to the first half of 2004 with occupancy rate maintained at 69%. Westin recorded an increase in average room rate of 13% compared to the first half of 2004 with occupancy rate maintained at 61%. The Macau Golf & Country Club, Macau's premier golf club adjacent to the Westin, also recorded satisfactory performance during the period.

Macau Tower Convention & Entertainment Centre (Macau Tower), professionally managed by the Group since its opening in 2001, is now established as a premier tourist landmark in Macau. The thriving economic growth in Macau has generated a growing demand for quality banquet and meeting facilities. As the prime venue for major public events, conventions and banquets, Macau Tower hosted a number of high-profile events in the first half of the year, including the Pacific Asia Travel Association Annual Conference and the Junior Chamber of Commerce Asia Pacific Conference. The cumulative number of visitors to Macau Tower reached approximately 2.8 million as at 30 June 2005. The tower enhanced its adventure leisure attractions by launching Sky Jump in August 2005. The 233-meter controlled-descent Sky Jump is the highest adventure activity of its kind in the world and will be recorded in the Guinness Book of World Records.

Property

The Group's property division recorded an operating profit of HK$92 million (2004: HK$ 334 million) during the first half of the year. This decrease in operating profit is attributable to the completion of the sales of residential units at Liberté in 2004 and the reduced revenue from sales of the remaining residential units at The Belcher's. As at 30 June 2005, 99% of total units for sale at The Belcher's had been sold.

Construction works for the superstructure at 124 Pokfulam Road in Hong Kong Island is scheduled to commence in the fourth quarter of 2005, with expected completion by 2006. The site will be developed into luxurious residential units with approximately 33,000 square feet gross floor area.

The acquisition of existing units in Chatham Garden in Kowloon is scheduled for completion by the end of 2005. Redevelopment of Chatham Garden into luxurious residential apartments is under planning. Expected gross floor area of the development is approximately 366,000 square feet.

Nova Taipa Gardens Phase II (named as "Nova City") in Macau, comprising 13 residential towers, a deluxe clubhouse and landscaped gardens of over 200,000 square feet, will be completed in stages. The first five towers of Nova City have been topped off and are scheduled for completion in the first half of 2006. The remaining phases are under planning.

The Group's property management division, which provides comprehensive quality services to a wide range of residential and commercial properties in Hong Kong and Macau, performed satisfactorily in the first half of the year.

Operating results from the Group's property investments were satisfactory for the first half of 2005. In Hong Kong, The Westwood and Liberté Place continued to generate steady rental income for the Group. In Guangzhou, profit contribution from Shun Tak Business Centre, a 32-storey office tower and six-storey shopping arcade, also recorded a satisfactory increase during the period.

Under Hong Kong Accounting Standard 40 "Investment Property", which became effective on 1 January 2005, the gain or loss arising from changes in the fair value of investment properties is recognised in the profit and loss account. As a result of the valuation of the Group's investment properties by independent professional valuers as at 30 June 2005, a gain of HK$107 million was recognized in the profit and loss account for the period.

PROSPECTS

With the robust tourism growth and the government's commitment to develop Macau into a world-class tourism and entertainment destination and international business service centre, Macau's economy is expected to continue its dynamic expansion. The Group, with its premium investments and businesses in Macau, is well-positioned to benefit from these long-term positive trends. The Group will continue to explore investment opportunities in Macau that are synergistic with its core businesses.

In view of the encouraging economic growth in Macau and the Pearl River Delta (PRD), the Group's transportation division purchased two catamarans in June 2005 which will be in operation by the end of 2005. The acquisitions mark an important milestone in the Group's quest to build an air-sea multi-modal transportation network within the PRD to complement Macau's vibrant development and expected surge in visitor arrivals. Since Macau is a vital gateway to the PRD, the Group will continue its leadership role in promoting Macau's tourism to reinforce Macau's strategic advantage as the key transit hub in the PRD.

The Group is also in discussion with Air Macau and China National Aviation Company Limited regarding a joint venture to provide low cost air carrier services in Macau. If such discussions are finalized, the Group believes that the low cost carrier services would complement very well its passenger transportation services.

Given Macau's flourishing economic growth and the increasing demand for high quality residential units, the Group expects Nova City will be well-received by the market. In addition, the Group's property management services will be extended to Nova City, increasing the property management portfolio to over 11 million square feet.

The thriving economic growth of Macau will also enhance the value of the Nam Van site, which is strategically located by the new Sai Van Bridge and in the centre of the traffic network there. When the acquisition of the site by the Group is completed, the site is expected to yield a developable gross floor area of not less than 2.7 million square feet for residential, commercial and hotel uses. Subject to approval from the Macau SAR Government, part of the mixed-use complex will be leased to Sociedade de Jogos de Macau, S.A. for operation of a casino, which will further enhance the Group's revenues. In addition, the extension of facilities at the Westin, which includes a spa centre, banquet hall and restaurants, is currently under planning. This major extension will enable Westin to offer its future guests an impressive variety of leisure facilities and enhance its position to meet the growing luxury tourism and business sector demand.

With improvement in the economy of Hong Kong, the Group expects that 124 Pokfulam Road and Chatham Garden will benefit from the increasingly buoyant property market in Hong Kong, particularly in the luxurious residential sector. In June 2005, the Hong Kong SAR Government commenced detailed planning and preparation for the West Island Line

of the Mass Transit Railway. The extension of the transit network is expected to enhance public accessibility of The Westwood, the shopping complex at The Belcher's, and improve the rental capability of the Group's property division.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group maintained strong financial position with bank balances and deposits amounted to HK$3,848 million at 30 June 2005. Total loan facilities and other financing available to the Group as of 30 June 2005 amounted to HK$4,807 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the period end comprised HK$1,049 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2005 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
56%	26%	18%	100%

Based on a net cash surplus of HK$2,794 million at the period end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' fund) was nil (at 31 December 2004: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the period, 5,000,000 new shares were issued upon exercise of share options.

Pledge of Assets

At the period end, certain assets of the Group with an aggregate carrying value of HK$487 million (at 31 December 2004: HK$515 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the period end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the period end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activites to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,200 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 5 October to Friday, 7 October 2005, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 4 October 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 June 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintain high standards of corporate governance. During the six months ended 30 June 2005, the Company took steps to comply with the Code Provisions in the Code on Corporate Governance Practices (the "Code"), as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

At the annual general meeting held on 14 June 2005 (which was chaired by Ms. Pansy Ho, Managing Director, due to the Chairman being unable to attend), amendments to the Articles of Association of the Company were proposed and approved by shareholders to provide that every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years.

The non-executive directors of the Company were appointed for a specific term but subject to re-election in accordance with the provisions of the Company's Articles of Association. Standard procedures were adopted for directors to seek independent professional advice and the responsibilities and duties of the Chairman and Managing Director were clearly defined in accordance with the Code.

The terms of reference of the Audit Committee were modified to incorporate certain provisions set out in the Code. The Remuneration Committee was established and its terms of reference were adopted to comply with the Code.

In the opinion of the directors, having taken the steps above, and in conjunction with corporate governance procedures already in place, the Company has (save as stated above) complied with the Code throughout the six months ended 30 June 2005.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions By Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of Listing Rules as its own code of conduct regarding directors' securities transactions. Based on specific enquiry of the directors of the Company, the directors have complied with the required standard, as set out in the Model Code during the six months ended 30 June 2005.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2005 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Company's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Institute of Certified Public Accountants.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 13 September 2005

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.



Interim Report 2005 中期業績報告

Contents

GROUP RESULTS

The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2005 amounted to HK$210.7 million, a decrease of 2.3% as compared with the profit of HK$215.6 million, as restated for the corresponding period last year. Basic earnings per share were 10.1 HK cents (2004: 10.9 HK cents, as restated).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 2.5 HK cents per share (2004: 4.5 HK cents) in respect of the six months ended 30 June 2005, payable on 14 October 2005 to shareholders on record as at 7 October 2005.

BUSINESS REVIEW

Transportation

During the first half of the year, the Group's transportation division achieved an operating profit of HK$92 million (2004: HK$96 million). The total passenger volume of the division grew by 8% to over 5 million as compared to the same period in 2004. This favourable contribution from increased passenger volume was offset, however, by the continuing significant increase in fuel price which has risen nearly 50% as compared to the first half of 2004.

On the division's popular Hong Kong-Macau route, passenger volume increased by 6% over the comparable period last year to more than 4.6 million people. The division continues to maintain its market leadership on this route.

The transportation division's TurboJET Sea Express Service, which links the Hong Kong International Airport with Shenzhen and Macau, has been popular among travelers since its opening in September 2003. The service recorded an encouraging 115% increase in passenger volume as compared to the first half of 2004.

With the increasing flow of passengers traveling directly between the People's Republic of China (PRC) and Macau, the division also recorded satisfactory growth in its Macau-Shenzhen route. The division anticipates that passenger traffic on this route will continue to increase as the economic ties between Macau and Shenzhen deepen.

The transportation division will continue its effort to mitigate the effect of rising fuel price through implementation of prudent cost-control measures. The division will also closely monitor its fleet size and seating capacity so as to meet passenger demand while optimizing its fleet deployment strategy.

Hospitality

The hospitality division continues to benefit from the dynamic growth in Macau's economy and the increasing number of travelers there. The liberalization of travel restrictions on individual travelers from the PRC has resulted in an increased number of visitors to Macau, an active trend which is expected to continue. Total visitor arrivals in Macau in the first six months of 2005 rose by 15% to approximately 9 million over the corresponding period last year. As a result, the operating profit of the division increased by HK$12 million to HK$14 million for the first half of 2005.

During the first half of 2005, dividend income of HK$93 million was recognised in respect of the Group's strategic interest in Sociedade de Turismo e Diversões de Macau S.A..

The Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported revenue growth for the first half of 2005 compared to the corresponding prior period. As a result of the growing demand from business travelers, Mandarin recorded an increase in average room rate of approximately 33% compared to the first half of 2004 with occupancy rate maintained at 69%. Westin recorded an increase in average room rate of 13% compared to the first half of 2004 with occupancy rate maintained at 61%. The Macau Golf & Country Club, Macau's premier golf club adjacent to the Westin, also recorded satisfactory performance during the period.

Macau Tower Convention & Entertainment Centre (Macau Tower), professionally managed by the Group since its opening in 2001, is now established as a premier tourist landmark in Macau. The thriving economic growth in Macau has generated a growing demand for quality banquet and meeting facilities. As the prime venue for major public events, conventions and banquets, Macau Tower hosted a number of high-profile events in the first half of the year, including the Pacific Asia Travel Association Annual Conference and the Junior Chamber of Commerce Asia Pacific Conference. The cumulative number of visitors to Macau Tower reached approximately 2.8 million as at 30 June 2005. The tower enhanced its adventure leisure attractions by launching Sky Jump in August 2005. The 233-meter controlled-descent Sky Jump is the highest adventure activity of its kind in the world and will be recorded in the Guinness Book of World Records.

Property

The Group's property division recorded an operating profit of HK$92 million (2004: HK$334 million) during the first half of the year. This decrease in operating profit is attributable to the completion of the sales of residential units at Liberté in 2004 and the reduced revenue from sales of the remaining residential units at The Belcher's. As at 30 June 2005, 99% of total units for sale at The Belcher's had been sold.

Construction works for the superstructure at 124 Pokfulam Road in Hong Kong Island is scheduled to commence in the fourth quarter of 2005, with expected completion by 2006. The site will be developed into luxurious residential units with approximately 33,000 square feet gross floor area.

The acquisition of existing units in Chatham Garden in Kowloon is scheduled for completion by the end of 2005. Redevelopment of Chatham Garden into luxurious residential apartments is under planning. Expected gross floor area of the development is approximately 366,000 square feet.

Nova Taipa Gardens Phase II (named as "Nova City") in Macau, comprising 13 residential towers, a deluxe clubhouse and landscaped gardens of over 200,000 square feet, will be completed in stages. The first five towers of Nova City have been topped off and are scheduled for completion in the first half of 2006. The remaining phases are under planning.

The Group's property management division, which provides comprehensive quality services to a wide range of residential and commercial properties in Hong Kong and Macau, performed satisfactorily in the first half of the year.

Operating results from the Group's property investments were satisfactory for the first half of 2005. In Hong Kong, The Westwood and Liberté Place continued to generate steady rental income for the Group. In Guangzhou, profit contribution from Shun Tak Business Centre, a 32-storey office tower and six-storey shopping arcade, also recorded a satisfactory increase during the period.

Under Hong Kong Accounting Standard 40 "Investment Property", which became effective on 1 January 2005, the gain or loss arising from changes in the fair value of investment properties is recognised in the profit and loss account. As a result of the valuation of the Group's investment properties by independent professional valuers as at 30 June 2005, a gain of HK$107 million was recognised in the profit and loss account for the period.

PROSPECTS

With the robust tourism growth and the government's commitment to develop Macau into a world-class tourism and entertainment destination and international business service centre, Macau's economy is expected to continue its dynamic expansion. The Group, with its premium investments and businesses in Macau, is well-positioned to benefit from these long-term positive trends. The Group will continue to explore investment opportunities in Macau that are synergistic with its core businesses.

In view of the encouraging economic growth in Macau and the Pearl River Delta (PRD), the Group's transportation division purchased two catamarans in June 2005 which will be in operation by the end of 2005. The acquisitions mark an important milestone in the Group's quest to build an air-sea multi-modal transportation network within the PRD to complement Macau's vibrant development and expected surge in visitor arrivals. Since Macau is a vital gateway to the PRD, the Group will continue its leadership role in promoting Macau's tourism to reinforce Macau's strategic advantage as the key transit hub in the PRD.

The Group is also in discussion with Air Macau and China National Aviation Company Limited regarding a joint venture to provide low cost air carrier services in Macau. If such discussions are finalized, the Group believes that the low cost carrier services would complement very well its passenger transportation services.

Given Macau's flourishing economic growth and the increasing demand for high quality residential units, the Group expects Nova City will be well-received by the market. In addition, the Group's property management services will be extended to Nova City, increasing the property management portfolio to over 11 million square feet.

The thriving economic growth of Macau will also enhance the value of the Nam Van site, which is strategically located by the new Sai Van Bridge and in the centre of the traffic network there. When the acquisition of the site by the Group is completed, the site is expected to yield a developable gross floor area of not less than 2.7 million square feet for residential, commercial and hotel uses. Subject to approval from the Macau SAR Government, part of the mixed-use complex will be leased to Sociedade de Jogos de Macau, S.A. for operation of a casino, which will further enhance the Group's revenues. In addition, the extension of facilities at the Westin, which includes a spa centre, banquet hall and restaurants, is currently under planning. This major extension will enable Westin to offer its future guests an impressive variety of leisure facilities and enhance its position to meet the growing luxury tourism and business sector demand.

With improvement in the economy of Hong Kong, the Group expects that 124 Pokfulam Road and Chatham Garden will benefit from the increasingly buoyant property market in Hong Kong, particularly in the luxurious residential sector. In June 2005, the Hong Kong SAR Government commenced detailed planning and preparation for the West Island Line of the Mass Transit Railway. The extension of the transit network is expected to enhance public accessibility of The Westwood, the shopping complex at The Belcher's, and improve the rental capability of the Group's property division.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group maintained strong financial position with bank balances and deposits amounted to HK$3,848 million at 30 June 2005. Total loan facilities and other financing available to the Group as of 30 June 2005 amounted to HK$4,807 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the period end comprised HK$1,049 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2005 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
56%	26%	18%	100%

Based on a net cash surplus of HK$2,794 million at the period end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' funds) was nil (at 31 December 2004: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the period, 5,000,000 new shares were issued upon exercise of share options.

Pledge of Assets

At the period end, certain assets of the Group with an aggregate carrying value of HK$487 million (at 31 December 2004: HK$515 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the period end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the period end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activites to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,200 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June

	Note	(Unaudited) 2005 (HK$'000)	(Unaudited and restated) 2004 (HK$'000)
Turnover	3	**1,345,954**	2,241,040
Other revenues		**53,484**	37,374
Other income	4	**9,762**	58,370
		1,409,200	2,336,784
Cost of inventories sold or consumed		**(436,716)**	(1,266,841)
Staff costs		**(262,145)**	(274,758)
Depreciation and amortisation		**(66,118)**	(80,473)
Other costs		**(363,760)**	(305,833)
Fair value changes on investment properties		**106,576**	—
Operating profit	3, 5	**387,037**	408,879
Finance costs	6	**(11,432)**	(13,858)
Impairment loss on goodwill of subsidiaries		**—**	(25,574)
Share of results of associates		**16,737**	11,151
Share of results of jointly controlled entities		**2,856**	(1,023)
Profit before taxation		**395,198**	379,575
Taxation	7	**(46,579)**	(36,984)
Profit after taxation		**348,619**	342,591
Attributable to:			
Equity holders of the Company		**210,700**	215,580
Minority interests		**137,919**	127,011
Profit after taxation		**348,619**	342,591
Interim dividend	8	**52,126**	90,735
Earnings per share (HK cents)	9		
– basic		**10.1**	10.9
– diluted		**9.7**	10.7

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30 June 2005 (HK$'000)	(Audited and restated) 31 December 2004 (HK$'000)
Non-current assets			
Properties, plant and equipment	10	**932,887**	924,367
Investment properties	11	**2,863,246**	2,756,359
Leasehold land		**594,998**	601,782
Associates		**446,839**	359,314
Joint ventures		**53,127**	45,861
Investments		**—**	914,584
Available-for-sale investments	12	**888,242**	—
Mortgage loans receivable		**717,473**	973,563
Deferred tax assets		**3,444**	2,725
Other non-current assets		**28,330**	—
		6,528,586	6,578,555
Current assets			
Leasehold land		**13,565**	13,565
Properties under development		**918,342**	909,521
Inventories		**255,792**	451,201
Sale proceeds of properties held by stakeholders		**2**	8,740
Trade & other debtors, deposits and prepayments	13	**342,541**	228,215
Investments		**—**	77,657
Available-for-sale investments		**54,343**	—
Derivative financial instruments		**25,662**	—
Taxation recoverable		**498**	685
Time deposits		**3,636,319**	3,482,268
Cash and bank balances		**211,979**	390,393
		5,459,043	5,562,245

	Note	(Unaudited) 30 June 2005 (HK$'000)	(Audited and restated) 31 December 2004 (HK$'000)
Current liabilities			
Bank and other borrowings		**588,209**	784,329
Trade & other creditors, deposits and accrued charges	13	**477,540**	527,815
Provision for employee benefits		**27,767**	27,940
Derivative financial instruments		**727**	—
Taxation payable		**98,321**	73,492
		1,192,564	1,413,576
Net current assets		**4,266,479**	4,148,669
Total assets less current liabilities		**10,795,065**	10,727,224
Non-current liabilities			
Bank and other borrowings		**465,336**	500,423
Loans from minority shareholders		**1,330,183**	1,576,084
Deferred tax liabilities		**148,677**	125,496
		1,944,196	2,202,003
Net assets		**8,850,869**	8,525,221
Equity			
Share capital	14	**521,257**	520,007
Reserves		**6,475,438**	6,220,145
Proposed dividends		**52,126**	135,202
Equity attributable to equity holders of the Company		**7,048,821**	6,875,354
Minority interests		**1,802,048**	1,649,867
Total equity		**8,850,869**	8,525,221

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June

	(Unaudited) 2005 (HK$'000)	(Unaudited) 2004 (HK$'000)
Net cash from operating activities	**333,063**	2,079,312
Net cash from/(used in) investing activities	**138,275**	(18,596)
Net cash used in financing activities	**(602,763)**	(975,470)
Net (decrease)/increase in cash and cash equivalents	**(131,425)**	1,085,246
Cash and cash equivalents at 1 January	**3,929,801**	1,578,172
Cash and cash equivalents at 30 June	**3,798,376**	2,663,418
Analysis of balances of cash and cash equivalents		
Listed liquid fund	**20,857**	—
Time deposits	**3,636,319**	2,753,242
Cash and bank balances	**211,979**	404,632
	3,869,155	3,157,874
Time deposits with a maturity over three months	**(70,779)**	(494,206)
Time deposits pledged to a bank	—	(250)
	3,798,376	2,663,418

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005 (unaudited)

	Equity attributable to equity holders of the Company													
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 31 December 2004														
- as originally stated	520,007	4,081,491	5,019	44,143	–	194,602	–	–	1,369	2,283,957	135,202	7,265,790	1,671,753	8,937,543
- effect of adopting new HKFRSs	–	–	–	(71,725)	–	(11,181)	–	–	(17)	(307,513)	–	(390,436)	(21,886)	(412,322)
- as restated	520,007	4,081,491	5,019	(27,582)	–	183,421	–	–	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221
- effect of adopting new HKFRSs	–	–	–	27,582	21	(183,421)	–	(1,608)	–	230,762	–	73,336	(2,166)	71,170
At 1 January 2005, as restated	520,007	4,081,491	5,019	–	21	–	–	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
Exercise of share options	1,250	14,500	–	–	–	–	–	–	–	–	–	15,750	–	15,750
Expenses on issue of shares	–	(17)	–	–	–	–	–	–	–	–	–	(17)	–	(17)
Fair value changes	–	–	–	–	–	–	(2,967)	17,492	–	–	–	14,525	23,569	38,094
Released upon derecognition of derivative financial instruments	–	–	–	–	–	–	–	(4,611)	–	–	–	(4,611)	(6,213)	(10,824)
Deferred tax charged for the period	–	–	–	–	–	–	–	(689)	–	–	–	(689)	(928)	(1,617)
Profit for the period	–	–	–	–	–	–	–	–	–	210,700	–	210,700	137,919	348,619
2004 final dividend for shares issued upon exercise of share options	–	–	–	–	–	–	–	–	–	(325)	325	–	–	–
2004 final dividend	–	–	–	–	–	–	–	–	–	–	(135,527)	(135,527)	–	(135,527)
2005 interim dividend	–	–	–	–	–	–	–	–	–	(52,126)	52,126	–	–	–
At 30 June 2005	521,257	4,095,974	5,019	–	21	–	(2,967)	10,584	1,352	2,365,455	52,126	7,048,821	1,802,048	8,850,869

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004 (unaudited and restated)

	Equity attributable to equity holders of the Company													
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 1 January 2004														
- as originally stated	485,608	3,795,658	5,019	47,823	–	13,150	–	–	975	2,012,083	67,985	6,428,301	1,349,804	7,778,105
- effect of adopting new HKFRSs	–	–	–	(71,725)	–	900	–	–	–	(284,619)	–	(355,444)	(8,365)	(363,809)
- as restated	485,608	3,795,658	5,019	(23,902)	–	14,050	–	–	975	1,727,464	67,985	6,072,857	1,341,439	7,414,296
Conversion of convertible guaranteed bonds	17,694	147,214	–	–	–	–	–	–	–	–	–	164,908	–	164,908
Exercise of share options	783	2,817	–	–	–	–	–	–	–	–	–	3,600	–	3,600
Expenses on issue of shares	–	(156)	–	–	–	–	–	–	–	–	–	(156)	–	(156)
Released upon disposal of a subsidiary	–	–	–	(3,680)	–	–	–	–	–	–	–	(3,680)	–	(3,680)
Proceeds on disposal of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Exchange translation difference	–	–	–	–	–	–	–	–	(7)	–	–	(7)	(5)	(12)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	(38,585)	(38,585)
Profit for the period	–	–	–	–	–	–	–	–	–	215,580	–	215,580	127,011	342,591
2003 final dividend for shares issued upon conversion of convertible guaranteed bonds and exercise of share options	–	–	–	–	–	–	–	–	–	(2,567)	2,567	–	–	–
2003 final dividend	–	–	–	–	–	–	–	–	–	–	(70,552)	(70,552)	–	(70,552)
2004 interim dividend	–	–	–	–	–	–	–	–	–	(90,735)	90,735	–	–	–
At 30 June 2004	504,085	3,945,533	5,019	(27,582)	–	14,050	–	–	968	1,849,742	90,735	6,382,550	1,429,781	7,812,331

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1 Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in compliance with Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA).

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described in note 2 below.

Note 2 Impact of new Hong Kong Financial Reporting Standards

The HKICPA has issued a number of new Hong Kong Financial Reporting Standards (HKFRSs, which also include HKASs and Interpretations) which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the following HKFRSs issued up to 30 June 2005 which are pertinent to its operations and relevant to these interim financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

The major changes in accounting policies upon the adoption of these HKFRSs and the application of the relevant transitional provisions are summarised as follows:

a) The adoption of HKAS 1 and HKAS 27 has resulted in a change in the presentation of minority interests, which are now shown within equity. On the face of the consolidated profit and loss account, minority interests are presented as an allocation of the total profit or loss for the period.

   The adoption of HKAS 1 has also affected the shares of results of associates and jointly controlled entities to reflect their net after-tax results and other disclosures. Shares of results of associates and jointly controlled entities were decreased by HK$2,237,000 and HK$880,000 (2004: HK$3,196,000 and HK$1,293,000) respectively, whereas taxation was decreased by HK$3,117,000 (2004: HK$4,489,000).

b) The adoption of HKAS 16 and HK-Int 2 has resulted in a change in the accounting policy of hotel properties. In prior years, no depreciation was provided on hotel properties owned by the Group's associates, and share of results and net assets of associates were stated on this basis.

   Following the adoption of HKAS 16 and HK-Int 2, hotel properties owned by the Group's associates are stated at cost less accumulated depreciation and any accumulated impairment losses, and share of results and net assets of associates are stated on this new basis. This change in accounting policy has been applied retrospectively. Share of results of associates was decreased by HK$7,562,000 (2004: HK$5,980,000).

c) The adoption of HKAS 17 has resulted in a change in accounting policy of leasehold land. In prior years, leasehold land and buildings were included in fixed assets and stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. No depreciation was provided on leasehold land and buildings not yet put to effective use.

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

Following the adoption of HKAS 17, leasehold land and buildings are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land and the building elements at the inception of the lease. Leasehold land is stated at cost and amortised over the period of the lease on a straight line basis, whereas leasehold buildings are stated at cost less accumulated depreciation and any accumulated impairment losses. This change in accounting policy has been applied retrospectively, with a corresponding adjustment to retained profits and capital reserve as appropriate. Amortisation of land lease premium was increased by HK$4,948,000 (2004: HK$4,948,000).

d) The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy of financial instruments.

(i) Investments in debt and equity securities

In prior years, investments in debt and equity securities were classified as investment securities and other investments, which were stated at cost less any accumulated impairment losses and at fair value respectively. Any impairment losses on investment securities and changes in fair value of other investments were recognised in the profit and loss account.

Following the adoption of HKAS 39, non-trading investments classified as available-for-sale investments are stated at fair value, changes in which are recognised in equity. An exception is investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. They are measured at cost less any accumulated impairment losses. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, investment securities, other investments and liquid funds at 31 December 2004 were redesignated as available-for-sale investments and measured at fair value or cost less any accumulated impairment losses as appropriate, with a corresponding adjustment to retained profits. Other costs were decreased by HK$2,385,000 (2004: nil).

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

(ii) Derivative financial instruments (DFIs)

In prior years, DFIs entered into by management to hedge commodity price risk were recognised on a cash basis. Following the adoption of HKAS 39, DFIs are stated at fair value. Changes in fair value of non-hedging DFIs are recognised in the profit and loss account. Changes in fair value of DFIs held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of DFIs is recognised in the profit and loss account. In accordance with the transitional provisions in HKAS 39, at 1 January 2005, DFIs held as hedging instruments were recognised and measured at fair value, with a corresponding adjustment to equity. At 30 June 2005, DFIs were increased by HK$25,662,000 and HK$117,000 (at 1 January 2005: HK$490,000 and HK$5,065,000) shown within assets and liabilities respectively.

e) The adoption of HKAS 40 has resulted in a change in accounting policy of investment properties. In prior years, changes in fair value of investment properties are dealt with as movements in investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Following the adoption of HKAS 40, any changes in fair value of investment properties are dealt with in the profit and loss account. The Group has applied the relevant transitional provisions and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to retained profits. Fair value changes on investment properties were increased by HK$106,576,000 (2004: nil).

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

f) The adoption of HKFRS 2 has resulted in a change in accounting policy of employee share options. In prior years, options granted to directors and employees over the Company's shares did not result in a charge to the profit and loss account. The financial effects of share options were recognised only when they were exercised.

Following the adoption of HKFRS 2, the fair value of share options at grant date is amortised over the relevant vesting periods to the profit and loss account. In accordance with the transitional provisions, HKFRS 2 is applied to (i) share options granted after 7 November 2002 and not yet vested at 1 January 2005 and (ii) share options granted on or after 1 January 2005. No share options granted by the Company fell into these categories up to the balance sheet date.

g) The adoption of HKFRS 3 has resulted in a change in accounting policy of goodwill.

(i) Goodwill

In prior years, goodwill arising from business combinations before 1 January 2001 was held in reserves, and goodwill arising from business combinations on or after 1 January 2001 was capitalised and stated at cost less accumulated amortisation and any accumulated impairment losses.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously held in reserves has been transferred to retained profits on 1 January 2005, and will not be recognised as profit or loss when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. In addition, the accumulated amortisation and impairment losses of goodwill previously capitalised has been eliminated against the related carrying amount on 1 January 2005. From 1 January 2005 onwards, goodwill arising from business combinations is not amortised, and is tested for impairment at least annually. At 30 June 2005 and 1 January 2005, associates were decreased by HK$16,348,000, capital reserve was increased by HK$34,121,000 and retained profits were decreased by HK$50,469,000.

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

(ii) Excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

In prior years, negative goodwill arising from business combinations before 1 January 2001 was held in reserves, and negative goodwill arising from business combinations on or after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted.

The Group has applied the relevant transitional provisions in HKFRS 3, and derecognised all negative goodwill, with a corresponding increase in retained profits. From 1 January 2005 onwards, negative goodwill arising from business combinations is recognised immediately in the profit and loss account. At 30 June 2005 and 1 January 2005, associates were increased by HK$90,872,000, capital reserve was decreased by HK$6,539,000, legal reserve was increased by HK$21,000 and retained profits were increased by HK$97,390,000.

h) The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy of deferred tax related to investment properties. In prior years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20).

Following the adoption of HK(SIC)-Int 21, which removes the presumption that the carrying amount of investment properties is to be recovered through sale, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-Int 21, this change in accounting policy has been applied retrospectively. Taxation was increased by HK$22,691,000 (2004: HK$2,602,000).

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

i) The adoption of HK-Int 3 has resulted in a change in accounting policy in recognition of revenue on pre-completion contracts for the sale of properties under development. In prior years, revenue on pre-completion contracts for the sale of properties under development was recognised under the percentage of completion method when construction had progressed beyond the preliminary stages, the percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis was limited to the amount of sale proceeds received.

Following the adoption of HK-Int 3, revenue on pre-completion contracts for the sale of properties under development is only recognised upon completion of the development. Sales deposits or instalments received and receivable from purchasers in respect of those contracts before completion of the development are included in liabilities. The new accounting policy will be applied to contracts entered into on or after 1 January 2005. This change in accounting policy had no financial effect for the period ended 30 June 2005.

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

j) The financial effects of the above changes in accounting policies on the condensed consolidated profit and loss account are as follows:

For the six months ended 30 June 2005

	Effect of adopting new HKFRSs						
	HKAS 1# Note 2(a)	HKAS 16# & HK-Int 2# Note 2(b)	HKAS 17# Note 2(c)	HKAS 32# & HKAS 39^ Note 2(d)	HKAS 40^ Note 2(e)	HK(SIC)-Int 21# Note 2(h)	Total
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of land lease premium	–	–	(4,948)	–	–	–	(4,948)
Other costs	–	–	–	2,385	–	–	2,385
Fair value changes on investment properties	–	–	–	–	106,576	–	106,576
Share of results of associates	(2,237)	(7,562)	–	–	–	–	(9,799)
Share of results of jointly controlled entities	(880)	–	–	–	–	–	(880)
Taxation	3,117	–	–	–	–	(22,691)	(19,574)
	–	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
Attributable to (HK$'000)							
Equity holders of the Company	–	(7,562)	(3,906)	2,385	72,276	(15,761)	47,432
Minority interests	–	–	(1,042)	–	34,300	(6,930)	26,328
	–	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
Increase/(decrease) in earnings per share (HK cents)							
- basic	–	(0.4)	(0.2)	0.1	3.5	(0.7)	2.3
- diluted	–	(0.3)	(0.2)	0.1	3.3	(0.7)	2.2

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

For the six months ended 30 June 2004

	Effect of adopting new HKFRSs						
	HKAS 1# Note 2(a)	HKAS 16# & HK-Int 2# Note 2(b)	HKAS 17# Note 2(c)	HKAS 32# & HKAS 39^ Note 2(d)	HKAS 40^ Note 2(e)	HK(SIC)-Int 21# Note 2(h)	Total
Increase/(decrease) in profit after taxation (HK$'000)							
Amortisation of land lease premium	–	–	(4,948)	–	–	–	(4,948)
Share of results of associates	(3,196)	(5,980)	–	–	–	–	(9,176)
Share of results of jointly controlled entities	(1,293)	–	–	–	–	–	(1,293)
Taxation	4,489	–	–	–	–	(2,602)	1,887
	–	(5,980)	(4,948)	–	–	(2,602)	(13,530)
Attributable to (HK$'000)							
Equity holders of the Company	–	(5,980)	(3,906)	–	–	(1,561)	(11,447)
Minority interests	–	–	(1,042)	–	–	(1,041)	(2,083)
	–	(5,980)	(4,948)	–	–	(2,602)	(13,530)
Decrease in earnings per share (HK cents)							
- basic	–	(0.3)	(0.2)	–	–	(0.1)	(0.6)
- diluted	–	(0.3)	(0.2)	–	–	(0.1)	(0.6)

adjustments which take effect retrospectively

^ *adjustments which take effect prospectively from 1 January 2005*

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

k) The financial effects of the above changes in accounting policies on the condensed consolidated balance sheet are as follows:

At 30 June 2005

Effect of adopting new HKFRSs

	HKAS 1# & HKAS 27# Note 2(a)	HKAS 16# & HK-Int 2# Note 2(b)	HKAS 17# Note 2(c)	HKAS 32# & HKAS 39^ Note 2(d)	HKAS 40^ Note 2(e)	HKFRS 3^ Note 2(g)	HK(SIC)-Int 21#* Note 2(h)	Total
Increase/(decrease) in net assets (HK$'000)								
Properties, plant and equipment	(2,863,246)	–	(711,851)	–	–	–	–	(3,575,097)
Investment properties	2,863,246	–	–	–	–	–	–	2,863,246
Leasehold land	–	–	608,563	–	–	–	–	608,563
Associates	–	(273,541)	–	–	–	74,524	–	(199,017)
Investments	–	–	–	(970,960)	–	–	–	(970,960)
Available-for-sale investments	–	–	–	942,585	–	–	–	942,585
Deferred tax assets	–	–	–	–	–	–	(570)	(570)
Other non-current assets	–	–	–	28,330	–	–	–	28,330
Derivative financial instruments	–	–	–	25,545	–	–	–	25,545
Minority interests and loans	3,147,827	–	–	–	–	–	–	3,147,827
Loans from minority shareholders	(1,330,183)	–	–	–	–	–	–	(1,330,183)
Deferred tax liabilities	–	–	–	(816)	–	–	(70,124)	(70,940)
	1,817,644	(273,541)	(103,288)	24,684	–	74,524	(70,694)	1,469,329
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	–	–	(71,725)	–	–	27,582	–	(44,143)
Investment property revaluation reserve	–	–	–	–	(266,878)	–	–	(266,878)
Investment revaluation reserve	–	–	–	(2,967)	–	–	–	(2,967)
Hedging reserve	–	–	–	10,584	–	–	–	10,584
Other reserves	–	–	–	–	–	21	(17)	4
Retained profits	–	(273,541)	(24,271)	2,805	266,878	46,921	(48,111)	(29,319)
Minority interests	1,817,644	–	(7,292)	14,262	–	–	(22,566)	1,802,048
	1,817,644	(273,541)	(103,288)	24,684	–	74,524	(70,694)	1,469,329

Note 2 Impact of new Hong Kong Financial Reporting Standards *(Continued)*

At 1 January 2005/31 December 2004

	Effect of adopting new HKFRSs							
	HKAS 1 # & HKAS 27 # Note 2(a)	HKAS 16 # & HK-Int 2 # Note 2(b)	HKAS 17 # Note 2(c)	HKAS 32 # & HKAS 39^ Note 2(d)	HKAS 40^ Note 2(e)	HKFRS 3^ Note 2(g)	HK(SIC)-Int 21#* Note 2(h)	Total
Increase/(decrease) in net assets (HK$'000)								
Properties, plant and equipment	(2,756,359)	–	(713,687)	–	–	–	–	(3,470,046)
Investment properties	2,756,359	–	–	–	–	–	–	2,756,359
Leasehold land	–	–	615,347	–	–	–	–	615,347
Associates	–	(265,979)	–	–	–	74,524	–	(191,455)
Investments	–	–	–	(992,241)	–	–	–	(992,241)
Available-for-sale investments	–	–	–	964,331	–	–	–	964,331
Deferred tax assets	–	–	–	801	–	–	(570)	231
Other non-current assets	–	–	–	28,330	–	–	–	28,330
Derivative financial instruments	–	–	–	(4,575)	–	–	–	(4,575)
Minority interests and loans	3,247,837	–	–	–	–	–	–	3,247,837
Loans from minority shareholders	(1,576,084)	–	–	–	–	–	–	(1,576,084)
Deferred tax liabilities	–	–	–	–	–	–	(47,433)	(47,433)
	1,671,753	(265,979)	(98,340)	(3,354)	–	74,524	(48,003)	1,330,601
Increase/(decrease) in total equity (HK$'000)								
Capital reserve	–	–	(71,725)	–	–	27,582	–	(44,143)
Investment property revaluation reserve	–	–	–	–	(194,602)	–	–	(194,602)
Hedging reserve	–	–	–	(1,608)	–	–	–	(1,608)
Other reserves	–	–	–	–	–	21	(17)	4
Retained profits	–	(265,979)	(20,365)	420	194,602	46,921	(32,350)	(76,751)
Minority interests	1,671,753	–	(6,250)	(2,166)	–	–	(15,636)	1,647,701
	1,671,753	(265,979)	(98,340)	(3,354)	–	74,524	(48,003)	1,330,601

adjustments which take effect retrospectively

^ *adjustments which take effect prospectively from 1 January 2005*

* *At 31 December 2004, investment property revaluation reserve was reduced by HK$11,181,000 upon the adoption of HK(SIC)-Int 21 and transferred to retained profits at 1 January 2005 upon the adoption of HKAS 40.*

Note 3 Segment information

Business segments

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
For the six months ended 30 June 2005						
Turnover and revenue						
External turnover	**790,172**	**356,030**	**105,003**	**94,749**	**—**	**1,345,954**
Inter-segment turnover	**19,363**	**832**	**13,735**	**—**	**(33,930)**	**—**
Other revenues	**18,840**	**832**	**224**	**3,796**	**—**	**23,692**
	828,375	**357,694**	**118,962**	**98,545**	**(33,930)**	**1,369,646**
Segment results	**91,702**	**91,614**	**14,024**	**91,257**	**—**	**288,597**
Fair value changes on investment properties	**—**	**106,576**	**—**	**—**	**—**	**106,576**
Unallocated net expenses						**(8,136)**
Operating profit						**387,037**
For the six months ended 30 June 2004 (restated)						
Turnover and revenue						
External turnover	739,338	1,436,352	64,976	374	—	2,241,040
Inter-segment turnover	4,070	782	—	—	(4,852)	—
Other revenues	11,037	11,346	201	11,924	—	34,508
	754,445	1,448,480	65,177	12,298	(4,852)	2,275,548
Segment results	95,665	334,055	2,076	6,785	—	438,581
Unallocated net expenses						(29,702)
Operating profit						408,879

Geographical segments

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
For the six months ended 30 June				
Turnover and revenue				
2005	**830,847**	**471,243**	**67,556**	**1,369,646**
2004	1,870,190	347,297	58,061	2,275,548

Note 4 Other income

Other income in 2004 includes HK$49,013,000 being interest and redemption premium on convertible guaranteed bonds written back following their conversion.

Note 5 Operating profit

For the six months ended 30 June

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
After crediting:		
Interest income	**36,969**	7,139
Rental income from investment properties	**63,572**	57,479
Dividend income from listed investments	**1,006**	—
Dividend income from unlisted investments	**93,630**	146
After charging:		
Cost of inventories		
– properties	**206,034**	1,102,262
– others	**230,682**	164,579
	436,716	1,266,841

Note 6 Finance costs

For the six months ended 30 June

	2005 (HK$'000)	2004 (HK$'000)
Total finance costs incurred	**11,466**	14,867
Less: Amount capitalised in properties under development	**(34)**	(1,009)
Total finance costs expensed during the period	**11,432**	13,858

Note 7 Taxation

For the six months ended 30 June

	2005 (HK$'000)	(Restated) 2004 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	**21,290**	16,130
Overseas tax	**3,643**	8,640
Deferred tax	**21,646**	12,214
	46,579	36,984

Hong Kong profits tax is provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

The Group's shares of taxation of associates and jointly controlled entities were HK$3,553,000 (2004: HK$2,930,000, as restated) and HK$880,000 (2004: HK$1,293,000) respectively.

Note 8 Interim dividend

For the six months ended 30 June

	2005 (HK$'000)	2004 (HK$'000)
Interim dividend of 2.5 HK cents on 2,085,026,240 shares (2004: 4.5 HK cents on 2,016,340,195 shares)	**52,126**	90,735

Note 9 Earnings per share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$210,700,000 (2004: HK$215,580,000, as restated) and the weighted average number of 2,080,854,969 shares (2004: 1,982,465,522 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$210,700,000 (2004: HK$222,687,000, as restated) and the weighted average number of 2,166,616,091 shares (2004: 2,088,257,842 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of profit attributable to equity holders of the Company and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the six months ended 30 June

	Profit attributable to equity holders of the Company		Weighted average number of shares	
	2005 **(HK$'000)**	(Restated) 2004 (HK$'000)	**2005**	2004
Profit/number of shares for the purpose of basic earnings per share	**210,700**	215,580	**2,080,854,969**	1,982,465,522
Effect of dilutive potential ordinary shares				
- share options	**—**	—	**85,761,122**	17,676,584
- convertible guaranteed bonds	**—**	7,107	**—**	88,115,736
Profit/number of shares for the purpose of diluted earnings per share	**210,700**	222,687	**2,166,616,091**	2,088,257,842

Note 10 Properties, plant and equipment

During the period, additions to properties, plant and equipment mainly comprised vessels, furniture, fixtures and equipment of HK$68,177,000 (2004: furniture, fixtures and equipment of HK$4,385,000) and net book value of properties, plant and equipment disposed of amounted to HK$200,000 (2004: HK$537,000).

Note 11 Investment properties

A revaluation of investment properties was performed on the open market value basis at 30 June 2005. The revaluation was conducted by Savills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. Gain on revaluation and deferred tax thereon have been included in the profit and loss account.

Note 12 Available-for-sale investments

Available-for-sale investments of the Group mainly comprised an unlisted equity investment in Sociedade de Turismo e Diversões de Macau, S.A. (STDM), which does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly unworkable as the variability in the range of various reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. The STDM investment is therefore stated at cost and is subject to review for impairment loss.

Note 13 Trade debtors and creditors — ageing analysis

The Group maintains defined credit policies on its trade debtors, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	30 June 2005 (HK$'000)	31 December 2004 (HK$'000)
0 – 30 days	**84,259**	91,907
31 – 60 days	**30,492**	27,795
61 – 90 days	**7,941**	2,025
over 90 days	**8,585**	15,890
	131,277	137,617

The ageing analysis of trade creditors is as follows:

	30 June 2005 (HK$'000)	31 December 2004 (HK$'000)
0 – 30 days	**170,158**	189,964
31 – 60 days	**1,591**	761
61 – 90 days	**365**	550
over 90 days	**1,457**	708
	173,571	191,983

Note 14 Share capital

	30 June 2005 Number of shares	30 June 2005 (HK$'000)	31 December 2004 Number of shares	31 December 2004 (HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At beginning and end of the period	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At beginning of the period	**2,080,026,240**	**520,007**	1,942,433,910	485,608
Conversion of convertible guaranteed bonds	**—**	**—**	127,390,540	31,848
Exercise of share options	**5,000,000**	**1,250**	10,201,790	2,551
At end of the period	**2,085,026,240**	**521,257**	2,080,026,240	520,007

Note 15 Pledge of assets

At 30 June 2005, certain assets of the Group with an aggregate carrying value of HK$487,007,000 (at 31 December 2004: HK$514,567,000) were pledged to secure bank loan facilities.

Note 16 Capital commitments

	30 June 2005 (HK$'000)	31 December 2004 (HK$'000)
Contracted but not provided for		
Capital expenditure	**20,321**	32,337
Capital contribution to jointly controlled entities	**6,368**	6,368
	26,689	38,705
Authorised but not contracted for		
Capital expenditure	**223**	—

At 30 June 2005, the Group had an outstanding commitment of HK$1,500 million for the acquisition of land development rights in respect of the property sites adjoining the Macau Tower in Nam Van, Macau as stated in item 7 of Connected Transactions in the Report of the Directors in the 2004 annual report.

In addition to the above, the Group's share of capital commitments of a jointly controlled entity itself is as follows:

	30 June 2005 (HK$'000)	31 December 2004 (HK$'000)
Contracted but not provided for	—	16
Authorised but not contracted for	—	7
	—	23

Note 17 Contingencies

There have been no material changes in contingent liabilities of the Group since 31 December 2004.

Note 18 Significant related party transactions

a) During the period, details of significant related party transactions are as follows:

For the six months ended 30 June

	Note	2005 (HK$'000)	2004 (HK$'000)
STDM Group	(i)		
Dividend income from STDM		**93,341**	—
Ship tickets sold to STDM Group		**236,802**	243,070
Discount granted to STDM Group on ship tickets purchased by STDM Group		**11,840**	12,154
Commission paid to STDM Group on ship tickets sold by STDM Group		**7,440**	6,832
Fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre (MTCEC)		**17,810**	18,666
Fuel purchased from STDM Group for Macau shipping operations		**87,284**	55,762
Amount collected by STDM Group for sale of ship tickets and related services in Macau		**150,480**	136,838
Amount reimbursed to STDM Group for expenses incurred in respect of shipping operations in Macau		**70,570**	66,234
Amount reimbursed by STDM Group for staff expenses and administrative resources shared		**15,461**	17,027
Amount reimbursed by STDM for management of MTCEC		**15,903**	7,907
Associates			
Insurance premium paid to an associate		**15,509**	16,692
Joint ventures			
Construction cost paid to a joint venture		**16,236**	24,160
Ship passengers handling fees received on behalf of a joint venture		**13,849**	6,907

Note 18 Significant related party transactions

(Continued)

For the six months ended 30 June

	Note	**2005 (HK$'000)**	2004 (HK$'000)
Key management personnel			
Fees received under Ferry Services Co-operation Agreement with a jointly controlled entity of New World Development Company Limited (NWD)	(ii)	**15,000**	15,000
Directors' remuneration			
Salaries and other short-term employee benefits		**12,241**	12,520
Post-employment benefits		**535**	505
Other related parties			
Commission paid to China Travel Service (Hong Kong) Limited (CTSHK) for sale of ship tickets	(iii)	**13,735**	13,159
Net income collected by CTSHK for sale of ship tickets and related services		**61,291**	62,934

Note 18 Significant related party transactions

(Continued)

b) At the balance sheet date, the Group had the following balances with related parties:

	Note	**30 June 2005 (HK$'000)**	31 December 2004 (HK$'000)
STDM Group	(i)		
Net receivable from/(payable to) STDM	(iv)	**78,306**	(22,899)
Minority shareholder's loan from STDM to a subsidiary	(v)	**100,000**	100,000
Associates			
Amounts due by associates	(vi)	**311,208**	296,225
Joint ventures			
Amounts due by jointly controlled entities	(vii)	**36,080**	31,670
Key management personnel			
Minority shareholder's loans from NWD to subsidiaries	(viii)	**217,095**	263,338
Minority shareholder's loan from a company beneficially owned by Dr. Stanley Ho to a subsidiary	(ix)	**121,107**	125,107
Other related parties			
Minority shareholder's loans from Sun Hung Kai Properties Limited (SHK) to subsidiaries	(viii)	**674,885**	824,300

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum, directors of the Company, have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors of STDM. STDM is a substantial shareholder of the Company.

(ii) Dato' Dr. Cheng Yu Tung is chairman of NWD.

(iii) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

Note 18 Significant related party transactions

(Continued)

(iv) Net receivable from/(payable to) STDM includes dividend receivable, non-interest bearing unsecured temporary advances, trade and other receivable and payable.

(v) The subsidiary, Shun Tak, Serviços Recreativos, S.A., holds development rights of a site in Taipa Macau and is owned as to 80% by the Group and 20% by STDM. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(vi) Amounts due by associates are unsecured and with no fixed term of repayment. Amount to the extent of HK$276,700,000 (at 31 December 2004: HK$264,500,000) is interest bearing at 6% per annum while the remaining balances are non-interest bearing.

(vii) Amounts due by jointly controlled entities are unsecured, non-interest bearing and with no fixed term of repayment.

(viii) The subsidiaries, Ranex Investments Limited (Ranex) and Treasure Peninsula Limited (TPL), hold the development project of The Belcher's and provide second mortgage financing to the buyers of The Belcher's respectively. The subsidiaries are owned as to 51% by the Group, 29% by SHK, 10% by NWD and 10% by an unrelated third party. The minority shareholders' loans to Ranex from NWD and SHK are unsecured, interest bearing at HIBOR plus 0.58% per annum and with no fixed term of repayment. The minority shareholders' loans to TPL from NWD and SHK are unsecured, non-interest bearing and with no fixed term of repayment.

Moreover, SHK also provides minority shareholder's loan to a subsidiary, Onluck Finance Limited, which provides second mortgage financing to the buyers of Liberté. This subsidiary is owned as to 64.56% by the Group and 35.44% by SHK. The loan is unsecured, non-interest bearing and with no fixed term of repayment.

(ix) The subsidiary, Shun Tak Cultural Centre Limited, holds 100% interest in Shun Tak Business Centre in Guangzhou and is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

DISCLOSURE OF INTERESTS

As at 30 June 2005, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules), were as follows:

a) Interests of the directors in shares and underlying shares of the Company

Name of Director	Note	Ordinary Shares of HK$0.25 each Personal Interests	Corporate Interests	Approximate Percentage of Interests
Stanley Ho	(i)	245,513,460	39,021,590	13.65%
Sir Roger Lobo		—	—	—
Robert Kwan		—	—	—
Norman Ho		—	—	—
Cheng Yu Tung		—	—	—
Mok Ho Yuen Wing, Louise		323,627	—	0.02%
Pansy Ho	(ii)	45,745,344	97,820,707	6.89%
Daisy Ho	(iii)	44,959,551	97,820,707	6.85%
Ambrose So	(iv)	30,563,990	—	1.47%
Patrick Huen	(v)	10,141,370	5,994,849	0.77%
Andrew Tse	(vi)	12,403,870	—	0.59%
Anthony Chan	(vii)	13,110,120	—	0.63%
Maisy Ho	(viii)	21,788,175	23,066,918	2.15%
David Shum	(ix)	5,000,000	—	0.24%

Notes:

(i) The personal interest of Dr. Stanley Ho represents the interest in 243,926,160 shares and interest in 1,587,300 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Dr. Stanley Ho represents the interest in 11,446,536 shares of the Company held by Sharikat Investments Limited (SIL), 24,838,987 shares of the Company held by Dareset Limited (DL) and 2,736,067 shares of the Company held by Lanceford Company Limited (LCL). SIL, DL and LCL are wholly-owned by Dr. Stanley Ho.

(ii) The personal interest of Ms. Pansy Ho represents the interest in 15,152,821 shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Pansy Ho represents the interest in 97,820,707 shares of the Company held by Beeston Profits Limited (BPL). BPL is wholly-owned by Ms. Pansy Ho.

(iii) The personal interest of Ms. Daisy Ho represents the interest in 14,367,028 shares and interest in 30,592,523 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Daisy Ho represents the interest in 97,820,707 shares of the Company held by St. Lukes Investments Limited (LIL). LIL is wholly-owned by Ms. Daisy Ho.

(iv) The personal interest of Dr. Ambrose So represents the interest in 10,406,250 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(v) The personal interest of Mr. Patrick Huen represents the interest in 62,500 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Mr. Patrick Huen represents the interest in 5,994,849 shares of the Company held by Enhance Gain Investments Limited (EGIL). EGIL is wholly-owned by Mr. Patrick Huen.

(vi) The personal interest of Mr. Andrew Tse represents the interest in 2,325,000 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(vii) The personal interest of Mr. Anthony Chan represents the interest in 8,031,250 shares and interest in 5,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(viii) The personal interest of Ms. Maisy Ho represents the interest in 1,630,435 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Maisy Ho represents the interest in 23,066,918 shares of the Company held by LionKing Offshore Limited (LOL). LOL is wholly-owned by Ms. Maisy Ho.

(ix) The personal interest of Mr. David Shum represents the interest in 5,000,000 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

b) Interests of the directors in shares and underlying shares of subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Ms. Maisy Ho in trust for the Company or its subsidiaries.

c) Interests of the directors in shares and underlying shares of other associated corporations of the Company

Name of Director	Name of Associated Corporation	Personal Interest	Corporate Interest	Percentage of Interest
Stanley Ho	South Light Limited	1 ordinary share	—	10%
Pansy Ho	Shun Tak & CITS Coach (Macao) Limited	—	750 shares	15%

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed above, none of the directors or any of their associates had or were deemed to have any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code as at 30 June 2005.

d) Share options

As at 30 June 2005, details of share options granted to directors and employees under the 1993 and 2002 share option schemes (as hereinafter defined) of the Company are as follows:

Grantee	Date of Grant	Exercise / Vesting Period	Exercise Price per Share	Number of Share Options 1 January 2005	Number of Share Options 30 June 2005
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	1,587,300	1,587,300
Pansy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Daisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	5,078,870
Maisy Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	5,000,000	5,000,000
Aggregate total of employees	8 July 2004	8 July 2004 to 7 July 2009	HK$3.95	918,800	918,800

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) 5,000,000 share options of Mr. Anthony Chan granted under the 2002 share option scheme were exercised during the six months ended 30 June 2005. The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$7.50.

(iii) No share option was granted, cancelled or lapsed during the six months ended 30 June 2005.

(iv) Save as described above, as at 30 June 2005, none of the directors or their spouse or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations.

e) Substantial shareholders

As at 30 June 2005, the register of interests or short positions in shares kept under Section 336 of the SFO shows that, other than the interests of directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	308,057,215	14.77%
Sociedade de Turismo e Diversões de Macau, S.A. (STDM) and its subsidiary	263,667,107	12.65%

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in and are directors of STS. Mrs. Mok Ho Yuen Wing, Louise has beneficial interests in STS.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Mr. David Shum are directors of STDM.

(iii) All the interests disclosed above represent long position in the shares of the Company.

(iv) Save as disclosed above, no other person (other than the directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 30 June 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 5 October to Friday, 7 October 2005, both dates inclusive, during which period no transfer of shares will be registered. In order to quality for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 4 October 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 June 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintain high standards of corporate governance. During the six months ended 30 June 2005, the Company took steps to comply with the Code Provisions in the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules (the "Code").

At the annual general meeting held on 14 June 2005 (which was chaired by Ms. Pansy Ho, Managing Director, due to the Chairman being unable to attend), amendments to the Articles of Association of the Company were proposed and approved by shareholders to provide that every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years.

The non-executive directors of the Company were appointed for a specific term but subject to re-election in accordance with the provisions of the Company's Articles of Association. Standard procedures were adopted for directors to seek independent professional advice and the responsibilities and duties of the Chairman and Managing Director were clearly defined in accordance with the Code.

CODE ON CORPORATE GOVERNANCE PRACTICES *(Continued)*

The terms of reference of the Audit Committee were modified to incorporate certain provisions set out in the Code. The Remuneration Committee was established and its terms of reference were adopted to comply with the Code.

In the opinion of the directors, having taken the steps above, and in conjunction with corporate governance procedures already in place, the Company has (save as stated above) complied with the Code throughout the six months ended 30 June 2005.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as its own code of conduct regarding directors' securities transactions. Based on specific enquiry of the directors of the Company, the directors have complied with the required standard, as set out in the Model Code during the six months ended 30 June 2005.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2005 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Company's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Institute of Certified Public Accountants.

By order of the Board
Stanley Ho
Group Executive Chairman
Hong Kong, 13 September 2005

As at the date of this report, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the Independent Non-Executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.

目錄

集團業績

截至二零零五年六月三十日止六個月內集團未經審核之本公司股東應佔溢利為港幣二億一千零七十萬元，較去年同期重列的港幣二億一千五百六十萬元減少百分之二點三。每股基本盈利則為十點一港仙(二零零四年：十點九港仙，重列)。

中期股息

董事會已宣佈將於二零零五年十月十四日，派發截至二零零五年六月三十日止六個月之中期股息每股二點五港仙(二零零四年：每股四點五港仙)予在二零零五年十月七日名列股東登記冊內之股東。

業務回顧

運輸

於本年度上半年，本集團的運輸部錄得經營溢利港幣九千二百萬元(二零零四年：港幣九千六百萬元)，而總客運量亦較二零零四年同期增長8%至五百萬以上。燃油價格較二零零四年上半年持續大幅增加近50%，因而抵銷了客運量增加所產生的正面影響。

運輸部經營的香港－澳門航線，深受乘客歡迎，客運量較上年同期增加6%，人數超過四百六十萬。在此航線上，該部穩佔其市場領導地位。

運輸部之「機場噴射飛航」往來香港國際機場與深圳及澳門之間，自二零零三年九月啟航以來，一直都甚受旅客歡迎，其客運量較二零零四年上半年增加115%。

直接往來中華人民共和國(「中國」)與澳門之客運量持續增加，該部之澳門－深圳線因而亦有令人滿意之增長。在澳門及深圳兩地之經濟關係日益密切之情況下，預期此航線之客運量會持續增加。

運輸部致力減低燃油價格上升所產生的影響，包括實行嚴謹之成本控制措施；此外，亦會注意船隊的規模及載客量，以確保船隊既能迎合旅客的需求，又能盡量優化其調配策略。

酒店及消閒業務

酒店及消閒業務部繼續受惠於澳門經濟之強勁增長，以及持續增加之訪澳旅客人數。在中國放寬個人旅客之旅遊限制下，到澳門旅遊之旅客數目隨著增加，而且預期增長之勢頭將會持續。在二零零五年首六個月，訪澳旅客總數較上年同期上升15%，約達九百萬人次。因此，該部在二零零五年上半年之經營溢利增加港幣一千二百萬元，達港幣一千四百萬元。

在二零零五年上半年，本集團持有澳門旅遊娛樂有限公司之策略性權益錄得股息收入港幣九千三百萬元。

本集團分別擁有澳門文華東方酒店(文華東方酒店)及澳門威斯汀度假酒店(威斯汀)50%及34.9%權益，兩家酒店在二零零五年上半年之收入均較上年同期增加。在商務旅客對酒店房間之需求帶動下，文華東方酒店之平均房租亦較二零零四年上半年增加約33%，入住率維持於69%。威斯汀之平均房租亦較二零零四上半年增加13%，入住率保持在61%。毗鄰威斯汀之澳門高爾夫球鄉村俱樂部於期內亦錄得令人滿意之表現。

澳門旅遊塔會展娛樂中心(澳門塔)自二零零一年開業以來，即由本集團專業管理，現已奠定為澳門旅遊業之主要觀光點。在澳門蓬勃之經濟增長下，市場對具質素之宴會及會議設施的需求日益殷切。澳門塔作為舉辦大型公開活動、會議及宴會之首選場地，在今年上半年舉辦多項大型活動，包括太平洋亞洲旅遊協會年會及亞太區青年商會會議。直至二零零五年六月三十日，澳門塔之累計遊客數目已幾近二百八十萬人次。為提高冒險消閒活動的吸引力，澳門塔在二零零五年八月推出「高飛跳」。參加者於233米高空躍飛，受控飛墜而下，是目前全球最高的同類型冒險活動，將會列入於健力士世界紀錄之中。

地產

本集團之地產部在今年上半年錄得經營溢利港幣九千二百萬元(二零零四年：港幣三億三千四百萬元)。經營溢利下降主要是因昇悅居之住宅單位在二零零四年已全部售出，而從銷售寶翠園餘下單位所得收益亦在減少。截至二零零五年六月三十日，寶翠園可出售單位已售出99%。

位於港島薄扶林道一百二十四號之上蓋建築將於二零零五年第四季動工，並預期在二零零六年竣工。該地盤會發展成豪華住宅單位，建築樓面面積約為三萬三千平方呎。

收購九龍添咸花園現有單位之程序將於二零零五年年終完成，現正規劃將之重建為豪華住宅，預期該發展項目之建築樓面面積約為三十六萬六千平方呎。

澳門濠景花園第二期(名為「濠庭都會」)包括十三幢豪華住宅大樓、華麗住客會所及佔地超過二十萬平方呎之園林庭園，並將分階段落成。濠庭都會其中首五幢住宅大樓已平頂，預計於二零零六年上半年竣工，其餘各期仍在規劃中。

本集團之物業管理部為香港及澳門之住宅物業及商業大樓提供全面優質服務，其在二零零五年上半年之業績表現令人滿意。

本集團之物業投資在二零零五年上半年有令人滿意之經營業績。在香港之西寶城及昇悦商場繼續為本集團提供穩定之租金收入；在廣州，由一幢三十二層辦公室大樓及六層商場組成之信德商務大廈在期內之溢利貢獻亦有令人滿意之增長。

根據在二零零五年一月一日起實施之香港會計準則第40號「投資物業」，因投資物業公平價值變更所產生之盈虧均需在損益賬中反映。本集團之投資物業於二零零五年六月三十日經由獨立專業估值師作估值，並因此在期內錄得港幣一億零七百萬元之收益於損益賬內。

業務前景

由於旅遊業增長強勁，加上政府亦致力將澳門發展成世界級之旅遊娛樂目的地及國際商務中心，澳門之經濟預期會有更蓬勃之擴展。本集團在澳門擁有優質的投資及業務，所以正處於有利位置，並可長遠受惠於此等正面發展趨勢。本集團會繼續在澳門探索各種投資機會，配合其核心業務，以取得協同效益。

鑑於澳門及珠江三角洲之經濟增長令人鼓舞，本集團之運輸部已在二零零五年六月購入兩艘雙體客輪，計劃在二零零五年年終前投入服務。此舉標誌著本集團在珠江三角洲構建海空多模式運輸網絡上已達致重要里程。此網絡正好配合澳門之蓬勃發展，以及預期飈升之旅客數目。澳門是進入珠江三角洲之一個重要入口；本集團會繼續其領導地位推廣澳門之旅遊業，鞏固澳門作為珠江三角洲轉運樞紐之策略性優勢。

本集團亦正與澳門航空及中航興業有限公司商討進行合營業務，在澳門提供廉價航空服務。一旦商討達成協議，本集團相信廉價航空服務可與其現有客運服務互相配合。

由於澳門之經濟增長蓬勃，加上市場對高質素之住宅單位需求甚殷，本集團相信濠庭都會將甚受市場歡迎。此外，本集團之物業管理服務會擴展至濠庭都會，令本集團所管理之物業組合增至一千一百萬平方呎。

澳門之經濟增長亦會提升南灣地段之市值，南灣地處新西灣橋，兼且在交通網絡之中心，甚得地利之勢。待本集團完成收購南灣地段後，該物業可發展之建築樓面面積將不少於二百七十萬平方呎，將作住宅、商業及酒店用途。一經澳門特區政府批准，該多用途建築群將部分租予澳門博彩股份有限公司經營賭場，從而亦增加本集團之收入。此外，威斯汀亦正籌劃擴展設施，包括一所水療中心、宴會廳及餐廳等；此等設施落成後，威斯汀可為顧客提供多種消閒設施，以滿足豪華旅遊及商務旅遊在此方面之需求。

隨著香港經濟好轉，本集團預期薄扶林道一百二十四號及漆咸花園物業將受惠於香港日益蓬勃的地產市道，尤其是豪華住宅市場。在二零零五年六月，香港特區政府開始就地鐵之港島西線進行詳細規劃及籌備。地鐵此項擴展工程可令前往位於寶翠園的購物商場「西寶城」之交通更為便捷，可加強本集團物業部之租務業務。

財務回顧

流動資金、財務資源及資本架構

本集團保持強健之財務狀況，於二零零五年六月三十日，銀行結餘及存款為港幣三十八億四千八百萬元。於二零零五年六月三十日，本集團的備用貸款及其他融資合共港幣四十八億零七百萬元，其中港幣三十七億五千三百萬元尚未提用。於期終時尚未償還的貸款包括銀行貸款港幣十億四千九百萬元及其他貸款港幣五百萬元。

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零五年六月三十日，本集團各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
56%	26%	18%	100%

根據期終時港幣二十七億九千四百萬元淨現金盈餘，本集團的資本與負債比率（淨借貸與股東權益之比率）為零（於二零零四年十二月三十一日：零）。本集團將繼續維持穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

期內，由於購股權的行使而發行5,000,000股新股。

資產抵押

期終時，本集團以賬面總值港幣四億八千七百萬元（於二零零四年十二月三十一日：港幣五億一千五百萬元）的若干資產，作為銀行貸款之抵押品。

或然負債

期終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之外匯及利息風險甚低。本集團之政策乃不參與任何投機性買賣活動。本集團所籌得之資金是以浮息計算。期終時，本集團的尚未償還借貸中並無以外幣為單位。本集團的主要業務均以港幣交易及記賬，因此外匯波動風險極低。根據核准的集團財政政策，本集團參與燃料對沖活動，以減低燃料價格波動的風險。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司於期終時約有二千二百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

簡明綜合損益表

截至六月三十日止六個月

	附註	（未經審核） 二零零五年 （港幣千元）	（未經審核及 重新列賬） 二零零四年 （港幣千元）
營業額	三	**1,345,954**	2,241,040
其他收益		**53,484**	37,374
其他收入	四	**9,762**	58,370
		1,409,200	2,336,784
出售或消耗存貨成本		**(436,716)**	(1,266,841)
員工開支		**(262,145)**	(274,758)
折舊及攤銷		**(66,118)**	(80,473)
其他成本		**(363,760)**	(305,833)
投資物業公平價值之轉變		**106,576**	—
經營溢利	三、五	**387,037**	408,879
融資成本	六	**(11,432)**	(13,858)
附屬公司商譽減值虧損		**—**	(25,574)
所佔聯營公司業績		**16,737**	11,151
所佔共同控制企業業績		**2,856**	(1,023)
除稅前溢利		**395,198**	379,575
稅項	七	**(46,579)**	(36,984)
除稅後溢利		**348,619**	342,591
應佔：			
本公司股東		**210,700**	215,580
少數股東權益		**137,919**	127,011
除稅後溢利		**348,619**	342,591
中期股息	八	**52,126**	90,735
每股盈利（港仙）	九		
一基本		**10.1**	10.9
一攤薄後		**9.7**	10.7

簡明綜合資產負債表

	附註	(未經審核) 二零零五年 六月三十日 (港幣千元)	(經審核及 重新列賬) 二零零四年 十二月三十一日 (港幣千元)
非流動資產			
物業、機器及設備	十	**932,887**	924,367
投資物業	十一	**2,863,246**	2,756,359
租賃土地		**594,998**	601,782
聯營公司		**446,839**	359,314
合營投資		**53,127**	45,861
投資		**—**	914,584
可出售投資	十二	**888,242**	—
應收按揭貸款		**717,473**	973,563
遞延稅項資產		**3,444**	2,725
其他非流動資產		**28,330**	—
		6,528,586	6,578,555
流動資產			
租賃土地		**13,565**	13,565
發展中物業		**918,342**	909,521
存貨		**255,792**	451,201
代管人持有出售物業之款項		**2**	8,740
貿易及其他應收賬款、 按金及預付款	十三	**342,541**	228,215
投資		**—**	77,657
可出售投資		**54,343**	—
衍生財務工具		**25,662**	—
可收回稅項		**498**	685
定期存款		**3,636,319**	3,482,268
現金及銀行結餘		**211,979**	390,393
		5,459,043	5,562,245

	附註	(未經審核) 二零零五年 六月三十日 (港幣千元)	(經審核及 重新列賬) 二零零四年 十二月三十一日 (港幣千元)
流動負債			
銀行及其他借貸		**588,209**	784,329
貿易及其他應付賬款、按金及應計費用	十三	**477,540**	527,815
僱員福利準備		**27,767**	27,940
衍生財務工具		**727**	—
應付稅項		**98,321**	73,492
		1,192,564	1,413,576
流動資產淨值		**4,266,479**	4,148,669
資產總值減流動負債		**10,795,065**	10,727,224
非流動負債			
銀行及其他借貸		**465,336**	500,423
少數股東貸款		**1,330,183**	1,576,084
遞延稅項負債		**148,677**	125,496
		1,944,196	2,202,003
資產淨值		**8,850,869**	8,525,221
權益			
股本	十四	**521,257**	520,007
儲備		**6,475,438**	6,220,145
擬派股息		**52,126**	135,202
本公司股東應佔權益		**7,048,821**	6,875,354
少數股東權益		**1,802,048**	1,649,867
權益總值		**8,850,869**	8,525,221

簡明綜合現金流量表

截至六月三十日止六個月

	（未經審核） 二零零五年 （港幣千元）	（未經審核） 二零零四年 （港幣千元）
經營業務所得之現金淨額	**333,063**	2,079,312
投資業務所得／（使用）之現金淨額	**138,275**	(18,596)
融資活動使用之現金淨額	**(602,763)**	(975,470)
現金及等同現金之（減少）／增加淨額	**(131,425)**	1,085,246
一月一日之現金及等同現金	**3,929,801**	1,578,172
六月三十日之現金及等同現金	**3,798,376**	2,663,418
現金及等同現金之分析		
上市流動基金	**20,857**	—
定期存款	**3,636,319**	2,753,242
現金及銀行結餘	**211,979**	404,632
	3,869,155	3,157,874
超過三個月之定期存款	**(70,779)**	(494,206)
向銀行作出抵押之定期存款	**—**	(250)
	3,798,376	2,663,418

簡明綜合權益變動表

截至二零零五年六月三十日止六個月(未經審核)

	本公司股東應佔權益													
	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	法定儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	投資重估價值儲備賬 (港幣千元)	對沖儲備賬 (港幣千元)	滙兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	少數股東權益 (港幣千元)	權益總值 (港幣千元)
二零零四年十二月三十一日														
一原列賬	520,007	4,081,491	5,019	44,143	—	194,602	—	—	1,369	2,283,957	135,202	7,265,790	1,671,753	8,937,543
一採納新訂香港財務報告準則之影響	—	—	—	(71,725)	—	(11,181)	—	—	(17)	(307,513)	—	(390,436)	(21,886)	(412,322)
一重新列賬	520,007	4,081,491	5,019	(27,582)	—	183,421	—	—	1,352	1,976,444	135,202	6,875,354	1,649,867	8,525,221
一採納新訂香港財務報告準則之影響	—	—	—	27,582	21	(183,421)	—	(1,608)	—	230,762	—	73,336	(2,166)	71,170
二零零五年一月一日														
重新列賬	520,007	4,081,491	5,019	—	21	—	—	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
行使購股權	1,250	14,500	—	—	—	—	—	—	—	—	—	15,750	—	15,750
發行股份之費用	—	(17)	—	—	—	—	—	—	—	—	—	(17)	—	(17)
公平價值之轉變	—	—	—	—	—	—	(2,967)	17,492	—	—	—	14,525	23,569	38,094
不再確認衍生財務工具之減額	—	—	—	—	—	—	—	(4,611)	—	—	—	(4,611)	(6,213)	(10,824)
本期扣除的遞延稅項	—	—	—	—	—	—	—	(689)	—	—	—	(689)	(928)	(1,617)
本期溢利	—	—	—	—	—	—	—	—	—	210,700	—	210,700	137,919	348,619
因行使購股權而發行之股份之二零零四年末期股息	—	—	—	—	—	—	—	—	—	(325)	325	—	—	—
二零零四年末期股息	—	—	—	—	—	—	—	—	—	—	(135,527)	(135,527)	—	(135,527)
二零零五年中期股息	—	—	—	—	—	—	—	—	—	(52,126)	52,126	—	—	—
二零零五年六月三十日	521,257	4,095,974	5,019	—	21	—	(2,967)	10,584	1,352	2,365,455	52,126	7,048,821	1,802,048	8,850,869

截至二零零四年六月三十日止六個月（未經審核及重新列賬）

	本公司股東應佔權益												少數股東權益	權益總值
	股本（港幣千元）	股份溢價賬（港幣千元）	資本贖回儲備賬（港幣千元）	資本儲備賬（港幣千元）	法定儲備賬（港幣千元）	投資物業重估價值儲備賬（港幣千元）	投資重估價值儲備賬（港幣千元）	對沖儲備賬（港幣千元）	滙兌儲備賬（港幣千元）	損益賬（港幣千元）	擬派股息（港幣千元）	總值（港幣千元）	（港幣千元）	（港幣千元）
二零零四年一月一日														
一原列賬	485,608	3,795,658	5,019	47,823	—	13,150	—	—	975	2,012,083	67,985	6,428,301	1,349,804	7,778,105
一採納新訂香港財務報告準則之影響	—	—	—	(71,725)	—	900	—	—	—	(284,619)	—	(355,444)	(8,365)	(363,809)
一重新列賬	485,608	3,795,658	5,019	(23,902)	—	14,050	—	—	975	1,727,464	67,985	6,072,857	1,341,439	7,414,296
轉換有擔保可換股債券	17,694	147,214	—	—	—	—	—	—	—	—	—	164,908	—	164,908
行使購股權	783	2,817	—	—	—	—	—	—	—	—	—	3,600	—	3,600
發行股份之費用	—	(156)	—	—	—	—	—	—	—	—	—	(156)	—	(156)
註銷附屬公司之減額	—	—	—	(3,680)	—	—	—	—	—	—	—	(3,680)	—	(3,680)
註銷附屬公司所得款項	—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
折算兌換差額	—	—	—	—	—	—	—	—	(7)	—	—	(7)	(5)	(12)
已派少數股東股息	—	—	—	—	—	—	—	—	—	—	—	—	(38,585)	(38,585)
本期溢利	—	—	—	—	—	—	—	—	—	215,580	—	215,580	127,011	342,591
因轉換有擔保可換股債券及行使購股權而發行之股份之二零零三年末期股息	—	—	—	—	—	—	—	—	—	(2,567)	2,567	—	—	—
二零零三年末期股息	—	—	—	—	—	—	—	—	—	—	(70,552)	(70,552)	—	(70,552)
二零零四年中期股息	—	—	—	—	—	—	—	—	—	(90,735)	90,735	—	—	—
二零零四年六月三十日	504,085	3,945,533	5,019	(27,582)	—	14,050	—	—	968	1,849,742	90,735	6,382,550	1,429,781	7,812,331

簡明財務報表附註

附註一　編製基準及會計政策

本簡明綜合財務報表乃按香港聯合交易所有限公司證券上市規則附錄十六及香港會計師公會頒佈之香港會計準則(HKAS)第三十四條「中期財務報告」而編製。

除附註二所述者外，本集團編製中期財務報表所採用之會計政策，與截至二零零四年十二月三十一日止年度之全年財務報表所採用者一致。

附註二　新訂香港財務報告準則的影響

香港會計師公會頒佈多項新訂香港財務報告準則(HKFRS，包括HKAS及詮釋)，由二零零五年一月一日或以後開始之會計期間生效。本集團已採納二零零五年六月三十日或以前頒佈，並與本集團業務及本中期財務報表有關的香港財務報告準則，如下所列：

HKAS 1	財務報表之呈報
HKAS 16	物業、機器及設備
HKAS 17	租賃
HKAS 27	綜合及獨立財務報表
HKAS 32	財務工具：披露及呈報
HKAS 39	財務工具：確認及計量
HKAS 40	投資物業
HKFRS 2	以股份為基礎的支出
HKFRS 3	企業合併
HK(SIC)-Int 21	所得稅－無折舊資產的重估價值收回
HK-Int 2	適用於酒店物業的會計政策
HK-Int 3	收益－發展中物業完工前的預售合約

附註二　新訂香港財務報告準則的影響(續)

採納上述香港財務報告準則及應用相關過渡條文後，會計政策的主要轉變總結如下：

a) 採納HKAS 1及HKAS 27令少數股東權益的呈報方式轉變，現列於權益內。綜合損益表中，少數股東權益是以本期溢利或虧損總額的分配形式作列報。

   採納HKAS 1亦影響所佔聯營公司及共同控制企業業績(以反映其除稅後業績)及其他披露。所佔聯營公司及共同控制企業業績分別減少2,237,000港元及880,000港元(二零零四年：3,196,000港元及1,293,000港元)，稅項減少3,117,000港元(二零零四年：4,489,000港元)。

b) 採納HKAS 16及HK-Int 2令酒店物業的會計政策轉變。在以往年度，本集團聯營公司持有的酒店物業不提折舊，所佔聯營公司業績及資產淨額按此基礎列賬。

   採納HKAS 16及HK-Int 2後，本集團聯營公司持有的酒店物業按成本值減累積折舊及任何累積減值虧損列賬，所佔聯營公司業績及資產淨額按此新基礎列賬。本集團追溯應用此項會計政策的轉變。所佔聯營公司業績減少7,562,000港元(二零零四年：5,980,000港元)。

c) 採納HKAS 17令租賃土地的會計政策轉變。在以往年度，租賃土地及物業包括在固定資產內，按成本或董事估值減累積折舊及任何累積減值虧損列賬。未有效運用的租賃土地及物業不提折舊。

附註二　新訂香港財務報告準則的影響*(續)*

採納HKAS 17後，租賃土地及物業按租賃開始時土地及物業權益的相對公平價值比例分為土地租賃及物業租賃。租賃土地按成本值列賬，並以直線法按租賃年期攤銷，租賃物業則按成本值減累積折舊及任何累積減值虧損列賬。本集團追溯應用此項會計政策的轉變，並適當相應調整保留溢利及資本儲備賬。土地租賃溢價攤銷增加4,948,000港元(二零零四年：4,948,000港元)。

d) 採納HKAS 32及HKAS 39令財務工具的會計政策轉變。

(i) 於債務證券及股本證券的投資

在以往年度，於債務證券及股本證券的投資分類為投資證券及其他投資，分別按成本值減任何累積減值虧損及按公平價值列賬。投資證券的任何減值虧損及其他投資公平價值之轉變均於損益賬內確認。

採納HKAS 39後，非買賣投資分類為可出售投資，按公平價值列賬，公平價值之轉變於權益內確認。惟於股本工具的投資，若沒有活躍市場的市場報價而且公平價值不能可靠計算，則按成本值減任何累積減值虧損列賬。按照HKAS 39的過渡條文，於二零零四年十二月三十一日的投資證券、其他投資及流動基金於二零零五年一月一日重新定為可出售投資，並適當地按公平價值或成本值減任何累積減值虧損列賬，同時相應調整保留溢利。其他成本減少2,385,000港元(二零零四年：無)。

附註二　新訂香港財務報告準則的影響(續)

(ii) 衍生財務工具

在以往年度，管理人員簽訂用以對沖商品價格風險的衍生財務工具按現金基礎確認。採納HKAS 39後，衍生財務工具按公平價值列賬。非對沖衍生財務工具公平價值之轉變於損益賬內確認。現金流量對沖下持作對沖工具的衍生財務工具，其公平價值之轉變於權益內確認，惟以對沖有效的部分為限，而任何無效的部分則於損益賬內確認。按照HKAS 39的過渡條文，於二零零五年一月一日，持作對沖工具的衍生財務工具按公平價值確認及計算，同時相應調整權益。於二零零五年六月三十日，列為資產和負債的衍生財務工具分別增加25,662,000港元及117,000港元(於二零零五年一月一日：490,000港元及5,065,000港元)。

e) 採納HKAS 40令投資物業的會計政策轉變。在以往年度，投資物業公平價值之轉變以變動投資物業重估價值儲備賬的方式處理。如果此儲備賬的總額不足以抵銷按組合基礎的虧損，虧損餘額於損益賬內扣除。任何其後的重估盈餘則計入損益賬內，惟以過去扣除的虧損為限。

採納HKAS 40後，投資物業公平價值之任何轉變於損益賬內處理。本集團應用相關的過渡條文，選擇從二零零五年一月一日起應用HKAS 40。於二零零五年一月一日，投資物業重估價值儲備賬的餘額已轉往保留溢利。投資物業公平價值之轉變增加106,576,000港元(二零零四年：無)。

附註二　新訂香港財務報告準則的影響*(續)*

f) 採納HKFRS 2令員工購股權的會計政策轉變。在以往年度，授予董事及員工認購本公司之股票的購股權不會於損益賬內扣除。購股權的財務影響只於行使時才予確認。

採納HKFRS 2後，購股權於授出日期的公平價值在歸屬期間於損益賬內攤銷。按照過渡條文，HKFRS 2應用於(i)二零零二年十一月七日以後授出而於二零零五年一月一日未歸屬的購股權及(ii)二零零五年一月一日或以後授出的購股權。本公司截至結算日並無上述兩類購股權。

g) 採納HKFRS 3令商譽的會計政策轉變。

(i) 商譽

在以往年度，二零零一年一月一日以前的企業合併產生的商譽保留在儲備內，二零零一年一月一日或以後的企業合併產生的商譽資本化，按成本值減累積攤銷及任何累積減值虧損列賬。

本集團應用HKFRS 3相關的過渡條文。以往保留在儲備內的商譽於二零零五年一月一日已轉往保留溢利。當本集團出售全部或部分與此等商譽相關的企業，或當與此等商譽相關的產生現金單位被減值，此等商譽不會在損益中確認。此外，以往資本化的商譽的累積攤銷及減值虧損於二零零五年一月一日已抵銷相關的賬面值。二零零五年一月一日起，企業合併產生的商譽不提攤銷，而且最少每年一次接受減值測試。於二零零五年六月三十日及二零零五年一月一日，聯營公司減少16,348,000港元，資本儲備賬增加34,121,000港元，保留溢利減少50,469,000港元。

附註二　新訂香港財務報告準則的影響*(續)*

(ii) 本集團於被收購者的可分辨資產、負債及或然負債之公平價值淨額的權益超過成本值之數額(以往稱為負商譽)

在以往年度，二零零一年一月一日以前的企業合併產生的負商譽保留在儲備內，二零零一年一月一日或以後的企業合併產生的負商譽作資產扣減並視乎構成差額的因素調撥至收入。

本集團應用HKFRS 3相關的過渡條文，負商譽全數不再確認，同時相應增加保留溢利。二零零五年一月一日起，企業合併產生的負商譽於損益賬內即時確認。於二零零五年六月三十日及二零零五年一月一日，聯營公司增加90,872,000港元，資本儲備賬減少6,539,000港元，法定儲備賬增加21,000港元，保留溢利增加97,390,000港元。

h) 採納HK(SIC)-Int 21令投資物業相關的遞延稅項的會計政策轉變。在以往年度，根據以往的詮釋(會計實務準則詮釋二十)，重估投資物業而產生的遞延稅項乃根據有關物業透過出售以收回賬面值的稅務影響作出評估。

採納HK(SIC)-Int 21後，由於此項詮釋刪除投資物業透過出售以收回賬面值的假定，因此投資物業的遞延稅項現根據本集團預期於每一結算日收回有關物業賬面值的方式的稅務影響作出評估。HK(SIC)-Int 21缺乏任何具體過渡條文，所以本集團追溯應用此項會計政策的轉變。稅項增加22,691,000港元(二零零四年：2,602,000港元)。

附註二　新訂香港財務報告準則的影響*(續)*

i) 採納HK-Int 3令發展中物業完工前的預售合約的收益確認的會計政策轉變。在以往年度，當發展中物業經過初步建造工程後，完工前的預售合約的收益按工程進度完成的比例確認，用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

採納HK-Int 3後，發展中物業完工前的預售合約的收益於完工後才予確認。向買家已收及應收此等合約的銷售按金或分期供款列為負債。此新會計政策應用於二零零五年一月一日或以後簽訂的合約。於截至二零零五年六月三十日止期間，此會計政策轉變並無財務影響。

附註二 新訂香港財務報告準則的影響 *(續)*

j) 以上會計政策的轉變對簡明綜合損益表的財務影響如下：

截至二零零五年六月三十日止六個月

	採納新訂香港財務報告準則之影響						
	HKAS 1# 附註二(a)	HKAS 16# 及 HK-Int 2# 附註二(b)	HKAS 17# 附註二(c)	HKAS 32# 及 HKAS 39^ 附註二(d)	HKAS 40^ 附註二(e)	HK(SIC)-Int 21# 附註二(h)	總額
除稅後溢利之增加／(減少)(港幣千元)							
土地租賃溢價攤銷	–	–	(4,948)	–	–	–	(4,948)
其他成本	–	–	–	2,385	–	–	2,385
投資物業公平價值之轉變	–	–	–	–	106,576	–	106,576
所佔聯營公司業績	(2,237)	(7,562)	–	–	–	–	(9,799)
所佔共同控制企業業績	(880)	–	–	–	–	–	(880)
稅項	3,117	–	–	–	–	(22,691)	(19,574)
	–	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
應佔(港幣千元)							
本公司股東	–	(7,562)	(3,906)	2,385	72,276	(15,761)	47,432
少數股東權益	–	–	(1,042)	–	34,300	(6,930)	26,328
	–	(7,562)	(4,948)	2,385	106,576	(22,691)	73,760
每股盈利之增加／(減少)(港仙)							
－基本	–	(0.4)	(0.2)	0.1	3.5	(0.7)	2.3
－攤薄後	–	(0.3)	(0.2)	0.1	3.3	(0.7)	2.2

附註二　新訂香港財務報告準則的影響 *(續)*

截至二零零四年六月三十日止六個月

	採納新訂香港財務報告準則之影響						
	HKAS 1# 附註二(a)	HKAS 16# 及 HK-Int 2# 附註二(b)	HKAS 17# 附註二(c)	HKAS 32# 及 HKAS 39^ 附註二(d)	HKAS 40^ 附註二(e)	HK(SIC)-Int 21# 附註二(h)	總額
除稅後溢利之增加／(減少)(港幣千元)							
土地租賃溢價攤銷	–	–	(4,948)	–	–	–	(4,948)
所佔聯營公司業績	(3,196)	(5,980)	–	–	–	–	(9,176)
所佔共同控制企業業績	(1,293)	–	–	–	–	–	(1,293)
稅項	4,489	–	–	–	–	(2,602)	1,887
	–	(5,980)	(4,948)	–	–	(2,602)	(13,530)
應佔(港幣千元)							
本公司股東	–	(5,980)	(3,906)	–	–	(1,561)	(11,447)
少數股東權益	–	–	(1,042)	–	–	(1,041)	(2,083)
	–	(5,980)	(4,948)	–	–	(2,602)	(13,530)
每股盈利之減少(港仙)							
－基本	–	(0.3)	(0.2)	–	–	(0.1)	(0.6)
－攤薄後	–	(0.3)	(0.2)	–	–	(0.1)	(0.6)

\# *追溯生效之調整*

^ *二零零五年一月一日起生效之調整*

附註二　新訂香港財務報告準則的影響 *(續)*

k) 以上會計政策的轉變對簡明綜合資產負債表的財務影響如下：

二零零五年六月三十日

	採納新訂香港財務報告準則之影響							
	HKAS 1# 及 HKAS 27# 附註二(a)	HKAS 16# 及 HK-Int 2# 附註二(b)	HKAS 17# 附註二(c)	HKAS 32# 及 HKAS 39^ 附註二(d)	HKAS 40^ 附註二(e)	HKFRS 3^ 附註二(g)	HK(SIC)-Int 21#* 附註二(h)	總額
資產淨值之增加/(減少)(港幣千元)								
物業、機器及設備	(2,863,246)	–	(711,851)	–	–	–	–	(3,575,097)
投資物業	2,863,246	–	–	–	–	–	–	2,863,246
租賃土地	–	–	608,563	–	–	–	–	608,563
聯營公司	–	(273,541)	–	–	–	74,524	–	(199,017)
投資	–	–	–	(970,960)	–	–	–	(970,960)
可出售投資	–	–	–	942,585	–	–	–	942,585
遞延稅項資產	–	–	–	–	–	–	(570)	(570)
其他非流動資產	–	–	–	28,330	–	–	–	28,330
衍生財務工具	–	–	–	25,545	–	–	–	25,545
少數股東權益及貸款	3,147,827	–	–	–	–	–	–	3,147,827
少數股東貸款	(1,330,183)	–	–	–	–	–	–	(1,330,183)
遞延稅項負債	–	–	–	(816)	–	–	(70,124)	(70,940)
	1,817,644	(273,541)	(103,288)	24,684	–	74,524	(70,694)	1,469,329
權益總值之增加/(減少)(港幣千元)								
資本儲備賬	–	–	(71,725)	–	–	27,582	–	(44,143)
投資物業重估價值儲備賬	–	–	–	–	(266,878)	–	–	(266,878)
投資重估價值儲備賬	–	–	–	(2,967)	–	–	–	(2,967)
對沖儲備賬	–	–	–	10,584	–	–	–	10,584
其他儲備賬	–	–	–	–	–	21	(17)	4
保留溢利	–	(273,541)	(24,271)	2,805	266,878	46,921	(48,111)	(29,319)
少數股東權益	1,817,644	–	(7,292)	14,262	–	–	(22,566)	1,802,048
	1,817,644	(273,541)	(103,288)	24,684	–	74,524	(70,694)	1,469,329

附註二　新訂香港財務報告準則的影響*(續)*

二零零五年一月一日／二零零四年十二月三十一日

	採納新訂香港財務報告準則之影響							
	HKAS 1# 及 HKAS 27#	HKAS 16# 及 HK-Int 2#	HKAS 17#	HKAS 32# 及 HKAS 39^	HKAS 40^	HKFRS 3^	HK(SIC)-Int 21#*	總額
	附註二(a)	附註二(b)	附註二(c)	附註二(d)	附註二(e)	附註二(g)	附註二(h)	
資產淨值之增加／(減少)(港幣千元)								
物業、機器及設備	(2,756,359)	–	(713,687)	–	–	–	–	(3,470,046)
投資物業	2,756,359	–	–	–	–	–	–	2,756,359
租賃土地	–	–	615,347	–	–	–	–	615,347
聯營公司	–	(265,979)	–	–	–	74,524	–	(191,455)
投資	–	–	–	(992,241)	–	–	–	(992,241)
可出售投資	–	–	–	964,331	–	–	–	964,331
遞延稅項資產	–	–	–	801	–	–	(570)	231
其他非流動資產	–	–	–	28,330	–	–	–	28,330
衍生財務工具	–	–	–	(4,575)	–	–	–	(4,575)
少數股東權益及貸款	3,247,837	–	–	–	–	–	–	3,247,837
少數股東貸款	(1,576,084)	–	–	–	–	–	–	(1,576,084)
遞延稅項負債	–	–	–	–	–	–	(47,433)	(47,433)
	1,671,753	(265,979)	(98,340)	(3,354)	–	74,524	(48,003)	1,330,601
權益總值之增加／(減少)(港幣千元)								
資本儲備賬	–	–	(71,725)	–	–	27,582	–	(44,143)
投資物業重估價值儲備賬	–	–	–	–	(194,602)	–	–	(194,602)
對沖儲備賬	–	–	–	(1,608)	–	–	–	(1,608)
其他儲備賬	–	–	–	–	–	21	(17)	4
保留溢利	–	(265,979)	(20,365)	420	194,602	46,921	(32,350)	(76,751)
少數股東權益	1,671,753	–	(6,250)	(2,166)	–	–	(15,636)	1,647,701
	1,671,753	(265,979)	(98,340)	(3,354)	–	74,524	(48,003)	1,330,601

#　*追溯生效之調整*

^　*二零零五年一月一日起生效之調整*

*　*於二零零四年十二月三十一日，因採納HK(SIC)-Int 21，投資物業重估價值儲備賬減少11,181,000港元，並因採納HKAS 40而於二零零五年一月一日轉往保留溢利。*

附註三　分類資料

業務分類

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
截至二零零五年六月三十日止六個月						
營業額及收益						
對外營業額	790,172	356,030	105,003	94,749	—	1,345,954
各分類間之營業額	19,363	832	13,735	—	(33,930)	—
其他收益	18,840	832	224	3,796	—	23,692
	828,375	357,694	118,962	98,545	(33,930)	1,369,646
分類業績	91,702	91,614	14,024	91,257	—	288,597
投資物業公平價值之轉變	—	106,576	—	—	—	106,576
未分配支出淨額						(8,136)
經營溢利						387,037
截至二零零四年六月三十日止六個月(重新列賬)						
營業額及收益						
對外營業額	739,338	1,436,352	64,976	374	—	2,241,040
各分類間之營業額	4,070	782	—	—	(4,852)	—
其他收益	11,037	11,346	201	11,924	—	34,508
	754,445	1,448,480	65,177	12,298	(4,852)	2,275,548
分類業績	95,665	334,055	2,076	6,785	—	438,581
未分配支出淨額						(29,702)
經營溢利						408,879

地區分類

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
截至六月三十日止六個月				
營業額及收益				
二零零五年	**830,847**	**471,243**	**67,556**	**1,369,646**
二零零四年	1,870,190	347,297	58,061	2,275,548

附註四　其他收入

二零零四年的其他收入包括有擔保可換股債券被轉換後，撥回該等債券之利息及贖回溢價準備共49,013,000港元。

附註五　經營溢利

截至六月三十日止六個月

	二零零五年 (港幣千元)	(重新列賬) 二零零四年 (港幣千元)
已計入：		
利息收入	**36,969**	7,139
投資物業之租金收入	**63,572**	57,479
上市投資股息收入	**1,006**	—
非上市投資股息收入	**93,630**	146
已扣除：		
存貨成本		
一物業	**206,034**	1,102,262
一其他	**230,682**	164,579
	436,716	1,266,841

附註六　融資成本

截至六月三十日止六個月

	二零零五年 (港幣千元)	二零零四年 (港幣千元)
融資成本總額	**11,466**	14,867
減：於發展中物業撥作資產成本化之數額	**(34)**	(1,009)
期內融資費用總額	**11,432**	13,858

附註七　稅項

截至六月三十日止六個月

	二零零五年 (港幣千元)	(重新列賬) 二零零四年 (港幣千元)
本公司及附屬公司		
香港利得稅	**21,290**	16,130
海外稅項	**3,643**	8,640
遞延稅項	**21,646**	12,214
	46,579	36,984

香港利得稅準備乃按期內估計應課稅溢利以稅率17.5%(二零零四年：17.5%)計算。海外稅項則根據有關司法權區適用之稅率計算。

遞延稅項乃根據財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的暫時差異作撥備。

本集團所佔聯營公司及共同控制企業稅項分別為3,553,000港元(二零零四年：2,930,000港元，重新列賬)及880,000港元(二零零四年：1,293,000港元)。

附註八　中期股息

截至六月三十日止六個月

	二零零五年 (港幣千元)	二零零四年 (港幣千元)
中期股息：2,085,026,240股， 每股派2.5港仙 (二零零四年：2,016,340,195股， 每股派4.5港仙)	**52,126**	90,735

附註九　每股盈利

每股基本盈利乃根據期內本公司股東應佔溢利210,700,000港元(二零零四年：215,580,000港元，重新列賬)及於期內已發行股份之加權平均數2,080,854,969股(二零零四年：1,982,465,522股)計算。每股攤薄後盈利乃根據本公司股東應佔溢利210,700,000港元(二零零四年：222,687,000港元，重新列賬)及就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數2,166,616,091股(二零零四年：2,088,257,842股)計算。

用於計算每股基本盈利及每股攤薄後盈利之本公司股東應佔溢利及股份之加權平均數計算如下：

截至六月三十日止六個月

	本公司股東應佔溢利		股份之加權平均數	
	二零零五年 (港幣千元)	(重新列賬) 二零零四年 (港幣千元)	**二零零五年**	二零零四年
用於計算每股基本盈利之溢利／股份數目	**210,700**	215,580	**2,080,854,969**	1,982,465,522
具攤薄潛力之普通股之影響				
－購股權	**—**	—	**85,761,122**	17,676,584
－有擔保可換股債券	**—**	7,107	**—**	88,115,736
用於計算每股攤薄後盈利之溢利／股份數目	**210,700**	222,687	**2,166,616,091**	2,088,257,842

附註十　　物業、機器及設備

期內，增加的物業、機器及設備主要包括船隻、傢具、裝修及設備68,177,000港元（二零零四年：傢具、裝修及設備4,385,000港元），而出售的物業、機器及設備賬面淨值為200,000港元（二零零四年：537,000港元）。

附註十一　投資物業

投資物業於二零零五年六月三十日按公開市值基礎重估價值。重估價值由獨立專業估值師第一太平戴維斯（香港）有限公司及卓德測計師行負責，並由持有香港測量師學會會員資格的專業人士進行。重估價值收益及相關之遞延稅項已經包括在損益賬內。

附註十二　可出售投資

本集團可出售投資主要包括投資於澳門旅遊娛樂股份有限公司（澳門娛樂）的非上市股份。澳門娛樂的股份沒有活躍市場的市場報價，而且各公平價值的合理估計的範圍差異顯著及各估計的機會率未能合理評估，因而引致其他合理估計公平價值的方法明確不可行。故此於澳門娛樂的投資按成本值列賬，並接受減值虧損測試。

附註十三 貿易應收及應付賬款－賬齡分析

本集團對客戶保持明確並合乎市場需要和客戶業務的信貸政策。銷售信貸只會通過協商給予交易記錄良好的主要客戶。貿易應收賬款之賬齡分析如下：

	二零零五年 六月三十日 (港幣千元)	二零零四年 十二月三十一日 (港幣千元)
零至三十日	**84,259**	91,907
三十一至六十日	**30,492**	27,795
六十一至九十日	**7,941**	2,025
超過九十日	**8,585**	15,890
	131,277	137,617

貿易應付賬款之賬齡分析如下：

	二零零五年 六月三十日 (港幣千元)	二零零四年 十二月三十一日 (港幣千元)
零至三十日	**170,158**	189,964
三十一至六十日	**1,591**	761
六十一至九十日	**365**	550
超過九十日	**1,457**	708
	173,571	191,983

附註十四 股本

	二零零五年六月三十日		二零零四年十二月三十一日	
	股份數目	(港幣千元)	股份數目	(港幣千元)
法定股本				
每股面值				
0.25港元普通股				
於期初及於期末	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
發行及已繳足股本				
每股面值				
0.25港元普通股				
於期初	**2,080,026,240**	**520,007**	1,942,433,910	485,608
轉換有擔保				
可換股債券	**—**	**—**	127,390,540	31,848
行使購股權	**5,000,000**	**1,250**	10,201,790	2,551
於期末	**2,085,026,240**	**521,257**	2,080,026,240	520,007

附註十五 資產抵押

於二零零五年六月三十日，本集團以賬面總值487,007,000港元(於二零零四年十二月三十一日：514,567,000港元)的若干資產，作為銀行貸款之抵押品。

附註十六　資本承擔

	二零零五年 六月三十日 (港幣千元)	二零零四年 十二月三十一日 (港幣千元)
已簽約但未撥備		
資本性支出	**20,321**	32,337
共同控制企業資本注資	**6,368**	6,368
	26,689	38,705
已批准但未簽約		
資本性支出	**223**	—

於二零零五年六月三十日，本集團就收購澳門南灣澳門塔毗鄰之物業地盤的土地發展權而承擔的收購價尚未支付，金額為1,500,000,000港元，已在二零零四年年報之董事會報告書的「關連交易」第7項內披露。

除以上所述外，本集團所佔共同控制企業本身之資本承擔如下：

	二零零五年 六月三十日 (港幣千元)	二零零四年 十二月三十一日 (港幣千元)
已簽約但未撥備	—	16
已批准但未簽約	—	7
	—	23

附註十七　或然負債

自二零零四年十二月三十一日起，本集團之或然負債並未有重大變更。

附註十八 與關連人士之重大交易

a) 期內與關連人士之重大交易詳情如下：

截至六月三十日止六個月

	附註	二零零五年（港幣千元）	二零零四年（港幣千元）
澳門娛樂集團	(i)		
澳門娛樂股息收入		**93,341**	—
售予澳門娛樂集團船票		**236,802**	243,070
就澳門娛樂集團購買的船票向澳門娛樂集團授出的折扣		**11,840**	12,154
就澳門娛樂集團銷售的船票向澳門娛樂集團支付的佣金		**7,440**	6,832
就管理酒店及澳門旅遊塔會展娛樂中心（澳門塔）向澳門娛樂收取的費用		**17,810**	18,666
就澳門船務向澳門娛樂集團購入燃料		**87,284**	55,762
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的金額		**150,480**	136,838
就澳門船務開支向澳門娛樂集團償還的金額		**70,570**	66,234
澳門娛樂集團償還其分享的員工開支及行政資源		**15,461**	17,027
澳門娛樂償還管理澳門塔的金額		**15,903**	7,907
聯營公司			
付予一家聯營公司之保險費		**15,509**	16,692
合營投資			
付予一家合營投資之建築成本		**16,236**	24,160
代一家合營投資收取渡輪乘客處理費		**13,849**	6,907

附註十八 與關連人士之重大交易*(續)*

截至六月三十日止六個月

	附註	二零零五年 (港幣千元)	二零零四年 (港幣千元)
主要管理人員			
根據與新世界發展有限公司(新世界發展)之一家共同控制企業訂立的渡輪服務合作協議而收取的費用	(ii)	**15,000**	15,000
董事酬金			
薪金及其他短期僱員福利		**12,241**	12,520
退休福利		**535**	505
其他關連人士			
就出售船票而付予香港中國旅行社有限公司(香港中旅)的佣金	(iii)	**13,735**	13,159
香港中旅代本集團收取銷售船票及提供有關服務的淨收入		**61,291**	62,934

附註十八 與關連人士之重大交易(續)

b) 於結算日，本集團與關連人士之往來款如下：

	附註	二零零五年六月三十日(港幣千元)	二零零四年十二月三十一日(港幣千元)
澳門娛樂集團	(i)		
應收／(應付)澳門娛樂淨額	(iv)	**78,306**	(22,899)
澳門娛樂向附屬公司提供之少數股東貸款	(v)	**100,000**	100,000
聯營公司			
聯營公司欠款	(vi)	**311,208**	296,225
合營投資			
共同控制企業欠款	(vii)	**36,080**	31,670
主要管理人員			
新世界發展向附屬公司提供之少數股東貸款	(viii)	**217,095**	263,338
何鴻燊博士實益擁有之公司向附屬公司提供之少數股東貸款	(ix)	**121,107**	125,107
其他關連人士			
新鴻基地產發展有限公司(新地)向附屬公司提供之少數股東貸款	(viii)	**674,885**	824,300

附註：

(i) 本公司董事何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。澳門娛樂為本公司主要股東之一。

(ii) 拿督鄭裕彤博士為新世界發展主席。

(iii) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為一家附屬公司的少數股東。

附註十八 與關連人士之重大交易 *(續)*

(iv) 應收／(應付)澳門娛樂淨額包括應收股息、無抵押及免利息暫借款項、貿易及其他應收應付賬款。

(v) 附屬公司信德娛樂服務股份有限公司持有澳門氹仔一地盤的發展權。該附屬公司的股權分配，由本集團佔百分之八十，澳門娛樂佔百分之二十。少數股東貸款屬無抵押、免利息及無固定還款期。

(vi) 聯營公司欠款屬無抵押及無固定還款期。其中276,700,000港元(於二零零四年十二月三十一日：264,500,000港元)以年利率百分之六計算利息，而餘額則免利息。

(vii) 共同控制企業欠款屬無抵押、免利息及無固定還款期。

(viii) 附屬公司隆益投資有限公司(隆益)及Treasure Peninsula Limited (TPL)分別持有寶翠園發展項目及為寶翠園買家提供二按貸款。隆益及TPL的股權分配，均由本集團佔百分之五十一，新地佔百分之二十九，新世界發展佔百分之十，無關連第三者佔百分之十。新地及新世界發展向隆益提供之少數股東貸款屬無抵押、以香港銀行同業拆息加百分之零點五八之年利率計算利息及無固定還款期。新地及新世界發展向TPL提供之少數股東貸款屬無抵押、免利息及無固定還款期。

新地亦向附屬公司Onluck Finance Limited (OFL)提供少數股東貸款。OFL為昇悅居買家提供二按貸款。OFL的股權分配，由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。該少數股東貸款屬無抵押、免利息及無固定還款期。

(ix) 附屬公司信德文化廣場有限公司(信德文化)擁有廣州信德商務大廈百分之百權益。信德文化的股權分配，由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。少數股東貸款屬無抵押、免利息及無固定還款期。

權益之披露

於二零零五年六月三十日，本公司董事於本公司或其聯繫法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

		每股面值0.25港元普通股		概約權益
董事姓名	附註	個人權益	公司權益	百分比
何鴻燊	(i)	245,513,460	39,021,590	13.65%
羅保爵士		—	—	—
關超然		—	—	—
何厚鏘		—	—	—
鄭裕彤		—	—	—
莫何婉穎		323,627	—	0.02%
何超瓊	(ii)	45,745,344	97,820,707	6.89%
何超鳳	(iii)	44,959,551	97,820,707	6.85%
蘇樹輝	(iv)	30,563,990	—	1.47%
禤永明	(v)	10,141,370	5,994,849	0.77%
謝天賜	(vi)	12,403,870	—	0.59%
陳偉能	(vii)	13,110,120	—	0.63%
何超蕸	(viii)	21,788,175	23,066,918	2.15%
岑康權	(ix)	5,000,000	—	0.24%

附註：

(i) 何鴻燊博士的個人權益代表243,926,160股股份及獲授本公司購股權之1,587,300股相關股份之權益。詳情載於(d)段「購股權」。何鴻燊博士的公司權益代表Sharikat Investments Limited (SIL)持有之11,446,536股股份、Dareset Limited (DL)持有之24,838,987股股份及Lanceford Company Limited (LCL)持有之2,736,067股股份。SIL、DL及LCL為何鴻燊博士全資擁有。

(ii) 何超瓊女士的個人權益代表15,152,821股股份及獲授本公司購股權之30,592,523股相關股份之權益。詳情載於(d)段「購股權」。何超瓊女士的公司權益代表Beeston Profits Limited (BPL)持有之97,820,707股股份。BPL為何超瓊女士全資擁有。

(iii) 何超鳳女士的個人權益代表14,367,028股股份及獲授本公司購股權之30,592,523股相關股份之權益。詳情載於(d)段「購股權」。何超鳳女士的公司權益代表St. Lukes Investments Limited (LIL)持有之97,820,707股股份。LIL為何超鳳女士全資擁有。

(iv) 蘇樹輝博士的個人權益代表10,406,250股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。

(v) 禤永明先生的個人權益代表62,500股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。禤永明先生的公司權益代表Enhance Gain Investments Limited (EGIL)持有之5,994,849股股份。EGIL為禤永明先生全資擁有。

(vi) 謝天賜先生的個人權益代表2,325,000股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(vii) 陳偉能先生的個人權益代表8,031,250股股份及獲授本公司購股權之5,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(viii) 何超蕸女士的個人權益代表1,630,435股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。何超蕸女士的公司權益代表LionKing Offshore Limited (LOL)持有之23,066,918股股份。LOL為何超蕸女士全資擁有。

(ix) 岑康權先生的個人權益代表獲授本公司購股權之5,000,000股相關股份之權益。詳情載於(d)段「購股權」。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40%

附註： 何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生及何超蕸女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於本公司之其他聯繫法團的股份及相關股份之權益

董事姓名	聯繫法團名稱	個人權益	公司權益	權益百分比
何鴻燊	南耀有限公司	普通股1股	—	10%
何超瓊	澳門信德國旅汽車客運股份有限公司	—	750股	15%

以上(a)段至(c)段所披露之權益皆代表本公司或其聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零五年六月三十日，本公司並無董事或任何彼等之聯繫人士擁有或被視為擁有於本公司或其聯繫法團的任何股份、相關股份或債券中，按證券及期貨條例第352條須記載，或根據標準守則須知會本公司及香港聯合交易所有限公司的任何權益或淡倉。

d) 購股權

於二零零五年六月三十日，根據本公司的一九九三年及二零零二年購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使／歸屬期	每股股份之行使價	購股權數目 二零零五年一月一日	購股權數目 二零零五年六月三十日
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	1,587,300	1,587,300
何超瓊	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
何超鳳	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
禤永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
謝天賜	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	5,078,870
何超蕸	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
岑康權	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	5,000,000	5,000,000
僱員的總數	二零零四年七月八日	二零零四年七月八日至二零零九年七月七日	3.95港元	918,800	918,800

附註：

(i) 本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已於二零零二年五月三十一日終止，在此計劃下再無購股權可以授出，惟已授出而未行使的購股權仍然有效並可以按其條款行使。於二零零二年五月三十一日，本公司採納新購股權計劃(二零零二年購股權計劃)。

(ii) 截至二零零五年六月三十日止六個月內，在二零零二年購股權計劃下授予陳偉能先生的5,000,000股購股權已被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為7.50港元。

(iii) 截至二零零五年六月三十日止六個月內，並無購股權授出、被註銷或逾期失效。

(iv) 除以上所披露者外，於二零零五年六月三十日，董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其聯繫法團的股本或債務證券。

e) 主要股東

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零五年六月三十日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	每股面值 0.25港元普通股	概約權益 百分比
信德船務有限公司 (信德船務)及其附屬公司	308,057,215	14.77%
澳門旅遊娛樂股份有限公司 (澳門娛樂)及其附屬公司	263,667,107	12.65%

附註：

(i) 何鴻燊博士、拿督鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。

(ii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。

(iii) 以上所有披露之權益皆代表本公司的好倉股份。

(iv) 除以上所披露者外，於二零零五年六月三十日，並無其他人(本公司董事除外)擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

暫停辦理股東登記手續

股東登記手續將由二零零五年十月五日(星期三)至十月七日(星期五)(包括首尾兩日)暫停辦理，期間不會辦理股份過戶登記。為合資格獲發中期股息，所有過戶文件連同相關股票必須於二零零五年十月四日(星期二)下午四時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六號舖。

購買、出售或贖回上市證券

截至二零零五年六月三十日止六個月內，本公司及其附屬公司並無購買、出售或贖回本公司的上市證券。

企業管治常規守則

本公司致力維持高水平的企業管治。截至二零零五年六月三十日止六個月內，本公司採取措施遵守上市規則附錄十四所載的企業管治常規守則的守則條文(「守則」)。

於二零零五年六月十四日舉行的股東週年常會(由於主席未能出席，該會議由董事總經理何超瓊女士擔任會議主席)，建議修訂本公司的組織章程細則，規定每名董事(包括按指定年期委任的董事)須至少每三年輪值告退一次。該建議已獲股東批准。

本公司的非執行董事按指定年期委任，惟須按照本公司組織章程細則的條文膺選連任。本公司已採納標準程序，讓董事可尋求獨立的專業意見，而主席及董事總經理的責任及職責已按照守則明確界定。

企業管治常規守則*(續)*

審核委員會的職權範圍已作出修訂，以加入守則所載的若干條文。薪酬委員會已經成立，並已確立其職權範圍以符合守則的規定。

董事認為(除上述披露者外)，採取上述步驟及原有的企業管治程序後，本公司於截至二零零五年六月三十日止六個月內已遵守守則的規定。

董事進行證券交易守則

本公司已採納標準守則作為其有關董事證券交易之操守守則。根據向本公司董事之個別查詢，截至二零零五年六月三十日止六個月內，各董事已遵守標準守則所載之規定標準。

審核委員會之審閱

截至二零零五年六月三十日止六個月的未經審核中期財務報表，已經由本公司審核委員會審閱。本公司的獨立核數師應董事要求，已按照香港會計師公會頒佈的核數準則700，對未經審核中期財務報表進行審閱。

承董事會命
何鴻燊
集團行政主席

香港，二零零五年九月十三日

於本報告日期，本公司之執行董事為何鴻燊博士、何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生、陳偉能先生、何超蕸女士及岑康權先生。非執行董事為拿督鄭裕彤博士及莫何婉穎女士，而獨立非執行董事為羅保爵士、關超然先生及何厚鏘先生。

SHUN TAK HOLDINGS LIMITED
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

信德集團有限公司
香港中環干諾道中二百號
信德中心西座三十九字頂樓